UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 3, 2017

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186 and 333-202141, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2017 and 2016. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and Ultra Handymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2016. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

On November 1, 2017, Navios Holdings agreed to extend $18.3 million outstanding balance under one of its secured credit facilities originally due by September 2018 for three years, to September 2021.

On November 3, 2017, Navios South American Logistics Inc. (“Navios Logistics”) completed the issuance of a new $100.0 million Term Loan B (the “Term Loan B”). The Term Loan B bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Logistics, as well as by assignments of certain receivables. Navios Logistics intends to use the net proceeds of the Term Loan B: (i) to finance a cash dividend of a $70.0 million of which Navios Holdings would receive $44.7 million, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B.

On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under its secured loan facility of up to $70.0 million with Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) entered into in September 2016 with a payment of $55.1 million. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition fleet, Navios Maritime Partners L.P.’s (“Navios Partners”) fleet, Navios Maritime Midstream Partners L.P.’s (“Navios Midstream”) fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet, Navios Europe (II) Inc.’s (“Navios Europe II”) fleet, and Navios Containers Inc.’s (“Navios Containers”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. As of September 30, 2017, Navios Holdings owned a 20.8% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. As of September 30, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest in Navios Acquisition was 46.2%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. Currently, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II.

Navios Maritime Containers Inc. (“Navios Containers”) is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed its private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. As of September 30, 2017, Navios Holdings owned 5.0% of Navios Containers and warrants, for 1.7% of the equity.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 64 vessels totaling 6.6 million deadweight tons and has an average age of 8.3 years. The employment profile of the fleet as of November 1, 2017, is reflected in the tables below. Navios Holdings has currently fixed 66.6% and 11.2% (excluding index-linked charters) of available days for the remaining three months of 2017 and 2018, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)). Although these fees, as presented below, are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Fleet. Navios Holdings owns a fleet comprised of 13 Capesize vessels, 12 Ultra Handymax vessels, 12 Panamax vessels and one Handysize vessel.

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	6,797	No	11/2017
Navios Herakles	Ultra Handymax	2001	52,061	9,025	No	11/2017
Navios Achilles	Ultra Handymax	2001	52,063	8,313	No	03/2018
Navios Vector	Ultra Handymax	2002	50,296	11,400	No	12/2017
Navios Meridian	Ultra Handymax	2002	50,316	8,550	No	02/2018
Navios Mercator	Ultra Handymax	2002	53,553	8,550	No	01/2018
Navios Arc	Ultra Handymax	2003	53,514	7,838	No	12/2017
Navios Hios	Ultra Handymax	2003	55,180	9,025	No	01/2018
Navios Kypros	Ultra Handymax	2003	55,222	10,213	No	01/2018
Navios Astra	Ultra Handymax	2006	53,468	9,025	No	02/2018
Navios Ulysses	Ultra Handymax	2007	55,728	9,405	No	02/2018
Navios Celestial	Ultra Handymax	2009	58,063	8,788	No	01/2018
Navios Vega	Ultra Handymax	2009	58,792	7,600	No	12/2017
Navios Magellan	Panamax	2000	74,333	6,650	No	01/2018
Navios Star	Panamax	2002	76,662	9,877	No	12/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
Navios Northern Star	Panamax	2005	75,395	9,738	No	03/2018
Navios Amitie	Panamax	2005	75,395	9,210	No	11/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
Navios Taurus	Panamax	2005	76,596	9,690	No	12/2017
Navios Asteriks	Panamax	2005	76,801	9,709	No	12/2017
				7,182	No	03/2018
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	11/2018
N Amalthia	Panamax	2006	75,318	10,286	No	12/2017
				7,230	No	03/2018
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
Navios Galileo	Panamax	2006	76,596	9,147	No	11/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
N Bonanza	Panamax	2006	76,596	9,709	No	12/2017
				7,230	No	03/2018
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	11/2018
Navios Avior	Panamax	2012	81,355	10,308	No	11/2017
Navios Centaurus	Panamax	2012	81,472	8,929	No	11/2017

				—	110% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula	12/2018
Navios Sphera	Panamax	2016	84,872	10,772	No	11/2017
				—	123% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula	01/2019
Navios Stellar	Capesize	2009	169,001	—	$9,480 adjusted for 50% of Weighted Average Baltic Capesize 5TC Index Routes	01/2018
				—	102% Weighted Average Baltic Capesize 5TC Index Routes	01/2020
Navios Bonavis	Capesize	2009	180,022	20,556	No	11/2017
				—	106.5% Weighted Average Baltic Capesize 5TC Index Routes,with minimum floor rate $4,500	01/2018
Navios Happiness	Capesize	2009	180,022	20,531	No	11/2017
				—	106% Weighted Average Baltic Capesize 5TC Index Routes	04/2018
Navios Phoenix	Capesize	2009	180,242	—	$9,480 adjusted for 50% of Weighted Average Baltic Capesize 5TC Index Routes	12/2017
Navios Lumen	Capesize	2009	180,661	21,844	No	11/2017
				—	108% Weighted Average Baltic Capesize 5TC Index Routes	03/2018
Navios Antares	Capesize	2010	169,059	18,000	No	11/2017
				—	98.25% Weighted Average Baltic Capesize C5 Index Routes	01/2018
				—	102% Weighted Average Baltic Capesize 5TC Index Routes	01/2020
Navios Etoile	Capesize	2010	179,234	9,025	No	02/2018
Navios Bonheur	Capesize	2010	179,259	20,600	No	11/2017
				—	98.25% Weighted Average Baltic Capesize C5 Index Routes	03/2018
Navios Altamira	Capesize	2011	179,165	—	$9,480 adjusted for 50% of Weighted Average Baltic Capesize 5TC Index Routes	01/2018
Navios Azimuth	Capesize	2011	179,169	14,725	No	03/2018

Navios Ray	Capesize	2012	179,515	14,469	No	11/2017
				—	$4,500 + 52% Weighted Average Baltic Capesize 5TC Index Routes	02/2018
Navios Gem	Capesize	2014	181,336	22,934	No	11/2017
				—	120% Weighted Average Baltic Capesize 5TC Index Routes	02/2018
Navios Mars	Capesize	2016	181,259	—	$11,455 adjusted for 50% of Weighted Average Baltic Capesize 5TC Index Routes	02/2018

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.

Long-Term Fleet. In addition to the 38 owned vessels, Navios Holdings controls a fleet of eight Capesize, eleven Panamax, six Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 5.5 years. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining three months of 2017 is $12,521. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining three months of 2017 are 2,208 days.

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	9,500		11/2017
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,025		12/2017
Mercury Ocean	Ultra Handymax	2008	53,452	No		9,025		02/2018
Kouju Lily	Ultra Handymax	2011	58,872	No		8,740		05/2018
Navios Oriana	Ultra Handymax	2012	61,442	Yes		11,353 —	(5)	10/2017 11/2017
Navios Mercury	Ultra Handymax	2013	61,393	Yes		9,263		12/2017
Navios Venus	Ultra Handymax	2015	61,339	Yes		11,510 —	(5)	11/2017 11/2017
Osmarine	Panamax	2006	76,000	No		12,730		04/2018
Navios Aldebaran	Panamax	2008	76,500	Yes		11,020		12/2017
KM Imabari	Panamax	2009	76,619	No		8,313		11/2017
Navios Marco Polo	Panamax	2011	80,647	Yes		9,342 —	(6)	11/2017 08/2018
Navios Southern Star	Panamax	2013	82,224	Yes		12,913 —	(7)	11/2017 02/2018
Sea Victory	Panamax	2014	77,095	Yes		9,877 —	(8)	12/2017 11/2018
Navios Amber	Panamax	2015	80,994	Yes		10,333 —	(9)	11/2017 01/2019
Navios Sky	Panamax	2015	82,056	Yes		10,253 —	(10)	11/2017 03/2019
Navios Coral	Panamax	2016	84,904	Yes		13,940 — —	(11) (12)	11/2017 12/2017 12/2018
Navios Citrine	Panamax	2017	81,626	Yes		7,600 9,500		03/2018 09/2018
Navios Dolphin	Panamax	2017	81,630	Yes		7,600 10,450		03/2018 08/2018
Equator Prosper	Capesize	2000	170,000	No		19,400		11/2017
Pacific Explorer	Capesize	2007	177,000	No		15,173 —	(13)	11/2017 01/2018
King Ore	Capesize	2010	176,800	Yes				—

Navios Koyo	Capesize	2011	181,415	Yes	21,944 —	(14)	11/2017 03/2018
Navios Obeliks	Capesize	2012	181,415	Yes			—
Dream Canary	Capesize	2015	180,528	Yes	9,975 13,300		03/2018 03/2019
Dream Coral	Capesize	2015	181,249	Yes	12,350 14,013		03/2018 03/2019
Navios Felix	Capesize	2016	181,221	Yes	23,017 —	(15)	10/2017 12/2017

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, we may exercise its purchase option after three to five years of service.
(4)	We hold the initial 50% purchase option on the vessel.
(5)	110% of average Baltic Supramax 52 Index Routes.
(6)	113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(7)	115% of average Baltic Panamax Index 4TC Routes.
(8)	114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(9)	120% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(10)	115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(11)	120.5% of average Baltic Panamax Index 4TC Routes.
(12)	118% of average Baltic Panamax Index 4TC Routes.
(13)	$5,000 + 53% of weighted average Baltic Capesize Index 5TC Routes.
(14)	115% of average Baltic Capesize Index 5TC Routes.
(15)	120% of weighted average Baltic Capesize Index 5TC Routes.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating and counterparty risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings occasionally trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and Forward Freight Agreements (“FFAs”).

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $12,189 per day for the nine month period ended September 30, 2017. The average long-term charter-in hire rate per vessel included in this document was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the period under review; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the period. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future if the price is favorable relative to the then-current market. Navios Holdings holds 20 purchase options. Historically, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. According to Clarksons September 2017 Dry Bulk Trade Outlook, expectations are for growth in dry bulk demand to increase by 3.8% in 2017 and the fleet is only expected to grow by 3.5%, which should signal a positive market and stable or increasing revenue and profitability this year. Navios Holdings also believes that the operating cost advantage of its owned vessels should continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced or diverted to other areas or uses, or the market experience an overall decrease in the prices or the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.6 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 9.9 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

COAs and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions or as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry bulk Vessel Operations and the Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended September 30, 2017 Compared to the Three Month Period Ended September 30, 2016

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2017 and 2016, respectively. This information was derived from the unaudited condensed consolidated statement of comprehensive loss of Navios Holdings for the respective periods.

	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$120,555	$113,087
Administrative fee revenue from affiliates	6,284	5,472
Time charter, voyage and logistics business expenses	(56,824)	(41,846)
Direct vessel expenses	(28,739)	(33,269)
General and administrative expenses incurred on behalf of affiliates	(6,284)	(5,472)
General and administrative expenses	(6,711)	(6,182)
Depreciation and amortization	(26,179)	(41,432)
Interest expense and finance cost, net	(28,825)	(26,809)
Gain on bond extinguishment	—	15,956
Other expense, net	(1,912)	(3,844)

Loss before equity in net earnings of affiliated companies	$(28,635)	$(24,339)
Equity in net earnings/(loss) of affiliated companies	901	(735)

Loss before taxes	$(27,734)	$(25,074)
Income tax benefit/(expense)	69	(1,413)

Net loss	$(27,665)	$(26,487)
Less: Net income attributable to the noncontrolling interest	(667)	(1,016)

Net loss attributable to Navios Holdings common stockholders	$(28,332)	$(27,503)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the three month periods ended September 30, 2017 and 2016 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended September 30,
	2017	2016
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,794	5,215
Operating days	5,789	5,206
Fleet utilization	99.9%	99.8%
Equivalent vessels	63	57
AVERAGE DAILY RESULTS
Time Charter Equivalents	$9,481	$9,010

During the three month period ended September 30, 2017, there were 579 more available days, as compared to the same period in 2016, mainly due to an increase in long-term charter-in fleet available days by 797 days. The increase was partially mitigated by a decrease in available days for owned vessels by 218 days mainly due to the sale of Navios Ionian and Navios Horizon.

The average time charter equivalent rate (“TCE”) rate for the three month period ended September 30, 2017 was $9,481 per day, which was $471 or 5.2% per day higher than the rate achieved in the same period in 2016, mainly due to the improved freight market.

Revenue: Revenue from dry bulk vessel operations for the three month period ended September 30, 2017 was $61.0 million as compared to $49.7 million for the same period in 2016. The increase in dry bulk revenue was mainly attributable to (i) the increase in TCE per day; and (ii) an increase in available days of long-term charter-in fleet.

Revenue from the logistics business was $59.6 million for the three months ended September 30, 2017 as compared to $63.4 million for the same period in 2016. This decrease was mainly attributable to (i) a $6.4 million decrease in revenue from the barge business mainly due to the expiration of certain iron ore transportation contracts; and (ii) a $0.6 million decrease in revenue from the cabotage business mainly due to the less operating days. The overall decrease was partially mitigated by a $3.2 million increase in revenue from the port terminal business mainly due to the increase in the volume and tariffs in the dry port terminal, and to the beginning of operations at the new iron ore terminal.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $0.8 million, or 14.8%, to $6.3 million for the three month period ended September 30, 2017, as compared to $5.5 million for the same period in 2016. See the General and Administrative Expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $15.0 million, or 35.8%, to $56.8 million for the three month period ended September 30, 2017, as compared to $41.8 million for the three month period ended September 30, 2016.

The time charter and voyage expenses from dry bulk operations increased by $14.7 million, or 62.0%, to $38.4 million for the three month period ended September 30, 2017, as compared to $23.7 million for the three month period ended September 30, 2016. This increase was mainly attributable to (i)an increase in charter-in expenses by $11.4 million, mainly due to an increase in charter-in available days in the third quarter of 2017, as compared to the same period in 2016; (ii)an increase in accrued loss voyage expenses by $1.6 million; (iii)an increase in fuel expenses by $1.2 million and (iii)an increase in port, and other voyage expenses by $0.5 million.

Of the total amounts of time charter, voyages and logistics business expenses for the three month periods ended September 30, 2017 and 2016, $18.4 million and $18.1 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses related to Navios Logistics was mainly attributable to a $0.9 million increase in port terminal expensed due to an increase in volume at the dry port terminal, and the beginning of operations at the new iron ore terminal. This increase was partially mitigated by (i) a decrease in expenses of the cabotage business by $0.5 million; and (ii) a decrease in expenses of the barge business by $0.1 million.

Direct Vessel Expenses: Direct vessel expenses decreased by $4.6 million, or 13.6%, to $28.7 million for the three month period ended September 30, 2017, as compared to $33.3 million for the three month period ended September 30, 2016. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $1.9 million, or 15.5%, to $10.4 million for the three month period ended September 30, 2017, as compared to $12.3 million for the three month period ended September 30, 2016. This decrease was mainly attributable to (i) a decrease in operating days of the owned vessels mainly due to the sale of Navios Ionian and Navios Horizon; (ii) a decrease in lubricants and chemicals expenses; and (iii) a decrease in spare expenses. This decrease was partially mitigated by an increase in repair expenses.

Of the total amounts of direct vessel expenses for the three month periods ended September 30, 2017 and 2016, $18.4 million and $21.0 million, respectively, related to Navios Logistics. The decrease in direct vessel expenses related to Navios Logistics was mainly attributable to lower crew costs in the barge business and to less operating days in the cabotage business.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $0.8 million, or 14.8%, to $6.3 million for the three month period ended September 30, 2017, as compared to $5.5 million for the same period in 2016. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise the following:

(in thousands of U.S. dollars)	Three Month Period Ended September 30, 2017 (unaudited)	Three Month Period Ended September 30, 2016 (unaudited)
Administrative fee revenue from affiliates	$(6,284)	$(5,472)
General and administrative expenses incurred on behalf of affiliates	$6,284	$5,472
General and administrative expenses	$6,711	$6,182

	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$2,661	$2,763
Logistics Business	$4,050	$3,419

General and administrative expenses	$6,711	$6,182

The increase in general and administrative expenses by $0.5 million, or 8.6%, to $6.7 million for the three month period ended September 30, 2017, as compared to $6.2 million for the three month period ended September 30, 2016, was mainly attributable to a $0.6 million increase in general expenses of the logistics business. This increase was partially mitigated by a decrease in other administrative expenses.

Depreciation and Amortization: For the three month period ended September 30, 2017, depreciation and amortization decreased by $15.2 million, or 36.8%, to $26.2 million as compared to $41.4 million for the three month period ended September 30, 2016.

Depreciation expenses related to dry bulk operations decreased by $0.5 million, or 2.7%, to $18.2 million for the three month period ended September 30, 2017, as compared to $18.7 million for the three month period ended September 30, 2016. This decrease was mainly due to the sale of Navios Horizon and Navios Ionian. Amortization expenses related to dry bulk operations decreased by $14.2 million, or 94.0%, to $0.8 million for the three month period ended September 30, 2017, as compared to $15.0 million for the three month period ended September 30, 2016. This decrease was mainly due to early redelivery of one vessel in the third quarter of 2016, resulting in the subsequent write-off of the related purchase option and the favorable lease balance.

Of the total amount of depreciation and amortization for the three month periods ended September 30, 2017 and 2016, $7.2 million and $7.7 million, respectively, related to Navios Logistics. The decrease in depreciation and amortization of the logistics business was mainly due to (i) certain barges having been fully depreciated and (ii) a decrease in depreciation of tangible assets and amortization of intangible assets. This decrease was partially mitigated by an increase in the depreciation and amortization in the port terminal business mainly due to the beginning of operations at the new iron ore terminal.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the three month period ended September 30, 2017 increased by $2.0 million, or 7.5%, to $28.8 million, as compared to $26.8 million in the same period in 2016.

This increase was mainly due to (i) a $0.9 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners; (ii) a $1.1 million increase in interest expense and finance cost, of the dry bulk vessel operations, mainly due to an increase in interest expense related to Navios Acquisition loan (as defined herein), working capital loan interest in relation to the transfer of the Navios Revolving loans I to Navios Partners as described above, partially mitigated by a decrease in interest expense related to repurchase of our 2019 Notes; and (iii) a $1.8 million increase in interest expenses and finance cost, net of logistics business mainly due to reduced capitalized interest following the completion of the new iron ore terminal.

Other Expense, Net: Other expense, net decreased by $1.9 million, or 50.3%, to a $1.9 million for the three month period ended September 30, 2017, as compared to $3.8 million for the same period in 2016. This decrease was due to (i) a $1.0 million decrease in other expense, net of dry bulk vessel operations; and (ii) a $0.9 million decrease in other expense, net attributable to the logistics business.

The decrease in other expense, net of dry bulk vessels operations was mainly due to a $0.9 million decrease in miscellaneous expenses mainly in relation to claims and recovery of bad debt provisions partially mitigated by a $0.1 million increase in miscellaneous income.

The decrease in other expense, net related to the logistics business was mainly due to a decrease in other expense, net in the barge and cabotage business.

Equity in Net Earnings/(loss) of Affiliated Companies: Equity in net loss of affiliated companies decreased by $1.6 million, or 222.6%, to net earnings of $0.9 million for the three month period ended September 30, 2017, as compared to net loss of $0.7 million for the same period in 2016, due to an increase in equity method income. This increase in equity method income was mainly due to a (i) $6.7 million decrease in equity method income from Navios Acquisition; and (ii) a $0.1 million decrease in equity method income from Navios Containers, Navios Europe I and Navios Europe II, mitigated by a $8.4 million increase in equity method income from Navios Partners.

Income Tax Benefit/(expense): Income tax expense decreased by $1.5 million to $0.1 million benefit for the three month period ended September 30, 2017, as compared to $1.4 million expense for the same period in 2016. The total change in income tax was attributable to Navios Logistics and related to an increase in income tax benefit of the barge business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.3 million to $0.7 million for the three month period ended September 30, 2017, as compared to $1.0 million for the same period in 2016. This decrease was attributable to lower net income of the logistics business for the three month period ended September 30, 2017, as compared to the same period in 2016.

For the Nine Month Period Ended September 30, 2017 Compared to the Nine Month Period Ended September 30, 2016

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2017 and 2016. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$334,519	$320,307
Administrative fee revenue from affiliates	16,942	16,417
Time charter, voyage and logistics business expenses	(161,628)	(124,322)
Direct vessel expenses	(90,566)	(98,028)
General and administrative expenses incurred on behalf of affiliates	(16,942)	(16,417)
General and administrative expenses	(19,203)	(19,012)
Depreciation and amortization	(77,893)	(88,391)
Interest expense and finance cost, net	(83,812)	(81,257)
Impairment loss on sale of vessel	(14,239)	—
Gain on debt/bond extinguishment	1,715	15,956
Other (expense)/income, net	(4,790)	5,290

Loss before equity in net earnings of affiliated companies	$(115,897)	$(69,457)
Equity in net earnings of affiliated companies	2,208	15,641

Loss before taxes	$(113,689)	$(53,816)
Income tax benefit/(expense)	562	(1,837)

Net loss	$(113,127)	$(55,653)
Less: Net income attributable to the noncontrolling interest	(1,182)	(5,731)

Net loss attributable to Navios Holdings common stockholders	$(114,309)	$(61,384)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the nine month periods ended September 30, 2017 and 2016 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Nine Month Period Ended September 30,
	2017	2016
	(unaudited)	(unaudited)
FLEET DATA
Available days	17,564	16,373
Operating days	17,534	16,238
Fleet utilization	99.8%	99.2%
Equivalent vessels	64	60
AVERAGE DAILY RESULTS
Time Charter Equivalents	$8,836	$8,102

During the nine month period ended September 30, 2017, there were 1,191 more available days as compared to the same period in 2016, due to an increase in short-term and long-term charter-in fleet available days by 1,489 days, partially mitigated by a decrease in available days for owned vessels by 298 days mainly due to sale of Navios Ionian and Navios Horizon.

The average TCE rate for the nine month period ended September 30, 2017 was $8,836 per day, $734 or 9.1% per day higher than the rate achieved in the same period in 2016, due to lower voyage expenses.

Revenue: Revenue from dry bulk vessel operations for the nine months ended September 30, 2017 was $171.8 million as compared to $142.9 million for the same period during 2016. The increase in dry bulk revenue was mainly attributable to (i) the increase in TCE per day; and (ii) an increase in available days of our fleet.

Revenue from the logistics business was $162.8 million for the nine months ended September 30, 2017 as compared to $177.4 million for the same period in 2016. This decrease was mainly attributable to (i) a $18.0 million decrease in revenue from barge business mainly due to the expiration of certain iron ore transportation contracts; and (ii) a $5.9 million decrease in revenue from the cabotage business mainly due to a decrease in operating days of the cabotage fleet. The overall decrease was partially mitigated by (i) a $5.5 million increase in revenue due to an increase in tariffs in the dry port terminal business and the beginning of operations at the new iron ore terminal; and (ii) a $3.8 million increase in sales of products mainly due to an increase in the Paraguayan liquid port’s volume of products sold.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $0.5 million, or 3.2%, to $16.9 million for the nine month period ended September 30, 2017, as compared to $16.4 million for the same period in 2016. See the General and Administrative Expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $37.3 million, or 30.0%, to $161.6 million for the nine month period ended September 30, 2017, as compared to $124.3 million for the nine month period ended September 30, 2016.

The time charter and voyage expenses from dry bulk operations increased by $32.5 million, or 41.2%, to $111.2 million for the nine month period ended September 30, 2017, as compared to $78.7 million for the nine month period ended September 30, 2016. This was primarily due to (i) an increase in charter-in expenses by $26.2 million, mainly due to an increase in charter-in available days in the third quarter of 2017, as compared to the same period in 2016; (ii) an increase in port expenses by $3.3 million; (iii) an increase in other voyage expenses by $1.6 million; (iv) an increase in fuel expenses by $0.9 million; and (v) an increase in accrued loss voyage expenses by $0.5 million.

Of the total amounts of time charter, voyage and logistics business expenses for the nine month periods ended September 30, 2017 and 2016, $50.5 million and $45.6 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses related to Navios Logistics was mainly attributable to (i) a $4.4 million increase in cost of products sold mainly due to increase in the Paraguayan liquid port’s volume of products sold; and (ii) a $1.0 million increase in port terminals expenses mainly due to the beginning of operations at the new iron ore terminal. This increase was partially mitigated by (i) a $0.3 million decrease in barge business expenses; and (ii) a $0.2 million decrease in cabotage business expenses mainly due to lower operating days.

Direct Vessel Expenses: Direct vessel expenses decreased by $7.5 million, or 7.6%, to $90.5 million for the nine month period ended September 30, 2017, as compared to $98.0 million for the same period in 2016. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $3.4 million, or 8.6%, to $35.5 million for the nine month period ended September 30, 2017, as compared to $38.9 million for the nine month period ended September 30, 2016. This decrease was mainly attributable to (i) a decrease in operating days of the owned vessels mainly due to the sale of Navios Ionian and Navios Horizon; (ii) a decrease in crew related costs, (iii) a decrease in insurance costs, (iv) a decrease in lubricants and chemicals expenses, (v) a decrease in stores and provisions, and (vi) a decrease in spare expenses.

Of the total amounts of direct vessel expenses for the nine month periods ended September 30, 2017 and 2016, $55.0 million and $59.1 million, respectively, related to Navios Logistics. The decrease in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $2.5 million decrease in crew related costs in the barge business; and (ii) a $1.6 million decrease in crew cost in the cabotage business.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $0.5 million, or 3.2%, to $16.9 million for the nine month period ended September 30, 2017, as compared to $16.4 million for the same period in 2016. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise of the following:

(in thousands of U.S. dollars)	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Administrative fee revenue from affiliates	$(16,942)	$(16,417)
General and administrative expenses incurred on behalf of affiliates	$16,942	$16,417
General and administrative expenses	$19,203	$19,012

	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$7,516	$8,757
Logistics Business	$11,687	$10,255

General and administrative expenses	$19,203	$19,012

The increase in general and administrative expenses by $0.2 million, or 1.0%, to $19.2 million for the nine month period ended September 30, 2017, as compared to $19.0 million for the nine month period ended September 30, 2016, was mainly attributable to (i) a $0.7 million decrease in payroll and other related costs; (ii) a $0.3 million decrease in other administrative expenses, including office expenses; (iii) a $0.2 million decrease in professional, legal and audit fees. This decrease is partially mitigated by a $1,4 million increase in general and administrative expenses of logistics business mainly attributable to increase in general expenses.

Depreciation and Amortization: For the nine month period ended September 30, 2017, depreciation and amortization decreased by $10.5 million, or 11.9%, to $77.9 million as compared to $88.4 million for the nine month period ended September 30, 2016.

Depreciation expenses related to dry bulk operations decreased by $0.2 million, or 0.4%, to $55.7 million for the nine month period ended September 30, 2017, as compared to $55.9 million for the nine month period ended September 30, 2016. This decrease was mainly due to the sale of Navios Ionian and Navios Horizon. Amortization expenses related to dry bulk operations decreased by $9.1 million, or 77.8%, to $2.6 million for the nine month period ended September 30, 2017, as compared to $11.7 million for the nine month period ended September 30, 2016. This decrease was mainly due to early redelivery of one vessel in the third quarter of 2016, resulting in the subsequent write-off of the related purchase option and the favorable lease balance.

Of the total amount of depreciation and amortization for the nine month periods ended September 30, 2017 and 2016, $19.6 million and $20.7 million, respectively, related to Navios Logistics. The decrease in depreciation and amortization of the logistics business was mainly due to (i) certain barges having been fully depreciated and (ii) a decrease in depreciation of tangible assets and amortization of intangible assets. This decrease was partially mitigated by (i) an increase in the depreciation and amortization in the port terminal business mainly due to the beginning of operations at the new iron ore terminal; and (ii) an increase in the depreciation and amortization in the cabotage business.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the nine month period ended September 30, 2017 increased by $2.5 million, or 3.1%, to $83.8 million, as compared to $81.3 million in the same period of 2016. This increase was mainly due to (i) a $1.6 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners; (ii) a $2.3 million increase in interest expense and finance cost, of the dry bulk vessel operations, mainly due to increase in interest expense related to Navios Acquisition loan, working capital loan interest in relation to the transfer of the Navios Revolving Loans I to Navios Partners as described above, partially mitigated by a decrease in interest expense related to repurchase of our 2019 Notes; and (iii) a $1.8 million increase in interest expense and finance cost, net of the logistics business mainly due to reduced capitalized interest following the completion of the new iron ore terminal

Impairment loss on sale of vessel: During the nine month period ended September 30, 2017, the Company recognized (i) an impairment loss of $9.1 million relating to the sale of Navios Ionian which was completed on June 16, 2017; and (ii) an impairment loss of $5.1 million relating to the sale of Navios Horizon which was completed on July 2017.

Gain on debt extinguishment: During the nine month period ended September 30, 2017, the Company refinanced one of its secured credit facilities and a benefit to nominal value of $1.7 million was achieved.

Other (Expense)/income, Net: Other income/(expense), net decreased by $10.1 million, or 190.6%, to $4.8 million of expense for the nine month period ended September 30, 2017, as compared to $5.3 million of income for the same period in 2016. This decrease was due to (i) a $12.8 million decrease in other income, net of dry bulk vessel operations; and (ii) a $2.7 million decrease in other expense, net of the logistics business.

The decrease in other income, net of dry bulk vessels operations was mainly due to the early redelivery of a vessel from its charterer in the first quarter of 2016 in exchange for $13.0 million in cash and settlement of outstanding claims payable to the charterer amounting to $1.9 million, partially mitigated by (i) a $1.3 million relating to claims and recovery of bad debt provisions; and (ii) a $0.8 million decrease in miscellaneous expenses.

The decrease in other expense, net by $2.7 million related to the logistics business was mainly due to (i) a $1.1 million gain on sale of assets mainly attributable to the sale of two self-propelled barges; (ii) a $2.4 million decrease in other expense, for the barge business mainly due to the income recorded from the arbitration award; (iii) a $0.6 million increase in other expense, for the cabotage business mainly due to foreign exchange differences; and (iv) a $0.2 million increase in other expense, for the port terminal business mainly due to foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $13.4 million, or 85.9%, to $2.2 million for the nine month period ended September 30, 2017, as compared to $15.6 million for the same period in 2016, mainly due to a decrease in equity method income. This decrease in equity method income was mainly due to (i) a $26.3 million decrease in equity method income from Navios Acquisition; (ii) a $0.3 million decrease in equity method income from Navios Europe I and Navios Europe II; and (iii) a $0.1 million decrease in equity method income from Acropolis, which was partially mitigated by (i) a $13.2 million increase in equity method income from Navios Partners; and (ii) a $ 0.1 million increase in equity method income from Navios Containers.

Income Tax Benefit/(expense): Income tax expense for the nine month period ended September 30, 2017 decreased by $2.4 million, to $0.6 million benefit for the nine month period ended September 30, 2017, as compared to a $1.8 million tax expense for the same period in 2016. The total change in income tax was attributable to Navios Logistics and was mainly related to a $2.2 million increase in income tax benefit of the barge business, partially mitigated by a $0.2 million decrease in income tax expense of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $4.5 million to $1.2 million for the nine month period ended September 30, 2017, as compared to $5.7 million for the same period in 2016. This decrease was attributable to lower net income of the logistics business for the nine month period ended September 30, 2017, as compared to net income the same period in 2016.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Generally, Navios Holding’s sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs as our ability to secure adequate financing and obtain additional funds is partially dependent on market and industry factors. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2017 and 2016.

	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,414	$42,277
Net cash used in investing activities	(32,987)	(129,409)
Net cash (used in)/provided by financing activities	(25,221)	82,275

Decrease in cash and cash equivalents	(21,794)	(4,857)
Cash and cash equivalents, beginning of year	135,992	163,412

Cash and cash equivalents, end of period	$114,198	$158,555

Cash provided by operating activities for the nine month period ended September 30, 2017 as compared to the nine month period ended September 30, 2016:

Net cash provided by operating activities decreased by $5.9 million to $36.4 million for the nine month period ended September 30, 2017, as compared to $42.3 million for the nine month period ended September 30, 2016. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $113.7 million non-cash gain for the nine month period ended September 30, 2017, which consisted mainly of the following adjustments: $77.9 million of depreciation and amortization, $14.2 million impairment loss on sale of vessels, $11.1 million of amortization of deferred drydock expenses, $6.6 million movement in earnings in affiliates net of dividends received, $4.3 million of amortization of deferred finance fees, and $3.2 million relating to share-based compensation. These adjustments were mitigated by a $1.7 million gain on debt extinguishment, a $1.1 million gain on sale of assets, a $0.6 million movement in income taxes, and $0.3 million recovery for losses on accounts receivables.

The net cash inflow resulting from the change in operating assets and liabilities of $35.9 million for the nine month period ended September 30, 2017 resulted from a $41.8 million increase in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements, a $6.8 million decrease in accounts receivable including the $21.5 million cash received in March 2017 following the favorable resolution of the arbitration proceedings in New York (see also “Off-Balance Sheet Arrangements”), a $3.0 million decrease in inventories, a $3.2 million decrease in prepaid expenses and other assets, a $2.8 decrease in restricted cash, a $2.2 million increase in deferred income, and a $0.6 million increase in other long term liabilities. These were partially offset by a $12.2 million decrease in accounts payable, a $10.0 million in payments for drydock and special survey costs, and a $2.4 million decrease in accrued expenses.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $88.8 million non-cash gain for the nine month period ended September 30, 2016, which consisted mainly of the following adjustments: $88.5 million of depreciation and amortization, $10.2 million of amortization of deferred drydock expenses, $4.1 million of amortization of deferred finance fees, $2.5 million relating to share-based compensation, $1.8 million movement in income taxes, $0.3 million realized holding loss on investment in available-for-sale securities, and $0.6 million provision for losses on accounts receivable. These adjustments were mitigated by a $16.0 million gain on bond extinguishment and by a $3.2 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $9.1 million for the nine month period ended September 30, 2016 resulted from a $18.8 million increase in amounts due to affiliates, a $18.3 million increase in other long term liabilities and a $10.5 million increase in accounts payable. These were mitigated by a $12.1 million decrease in accrued expenses, $7.4 million in payments for drydock and special survey costs, a $4.7 million increase in inventories, a $5.9 million increase in prepaid expenses and other assets, a $2.9 million increase in restricted cash, a $2.9 million decrease in deferred income and a $2.5 million increase in accounts receivable.

Cash used in investing activities for the nine month period ended September 30, 2017 as compared to the nine month period ended September 30, 2016:

Cash used in investing activities was $33.0 million for the nine month period ended September 30, 2017, as compared to $129.4 million for the same period in 2016.

Cash used in investing activities for the nine months ended September 30, 2017 was the result of (i) $17.8 million in payments for the expansion of the Navios Logistics’ dry port terminal, (ii) $8.6 million in payments for the construction of the Navios Logistics’ three new pushboats, (iii) $5.7 million in payments for the purchase of other fixed assets mainly relating to amounts paid by Navios Logistics, (iv) $5.0 million payment for the investment in common shares in Navios Containers, (v) $4.5 million loan to Navios Europe I and Navios Europe II, (vi) $4.5 million in payments for the construction of Navios Logistics’ river and estuary tanker, (vii) $2.6 million in payments for the acquisition of general partner units in Navios Partners, (viii) $11.8 million of proceeds from sale of Navios Ionian and Navios Horizon, (ix) $3.7 million dividends received from affiliated company and (x) $0.2 million in collections of Navios Logistics’ note receivable.

Cash used in investing activities for the nine months ended September 30, 2016 was the result of (i) $60.1 million in payments relating to the acquisition of Navios Sphera and Navios Mars, delivered in January 2016; (ii) $65.3 million in payments for the expansion of the Navios Logistics’ dry port terminal; (iii) $1.1 million in payments for the construction of the Navios Logistics’ three new pushboats; (iv) a $4.3 million loan to Navios Europe II; and (v) $3.9 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics. These were mitigated by $5.3 million proceeds from the sale of available-for-sale securities.

Cash (used in)/provided by financing activities for the nine month period ended September 30, 2017 as compared to cash used in financing activities for the nine month period ended September 30, 2016:

Cash used in financing activities was $25.2 million for the nine month period ended September 30, 2017, compared to $82.3 million provided by for the same period of 2016.

Cash used in financing activities for the nine months ended September 30, 2017 was the result of (i) $20.7 million related to scheduled repayment installments; (ii) $7.3 million related to prepayment of indebtedness originally maturing the third quarter of 2018; (iii) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (iv) $12.4 million relating mainly to the extinguishment of capital lease obligations; (v) $2.5 million increase in restricted cash relating to loan repayments and security under certain facilities; and (vi) $0.5 million relating to tender offer/redemption of preferred stock fees. This was partially offset by (i) $15.3 million of loan proceeds (net of $0.2 million finance fees); (ii) $13.9 million of proceeds from Navios Logistics’ long term debt (net of deferred financing cost of $0.1 million); (iii) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, as defined herein and Navios Term Loans I, as defined herein, to Navios Partners both relating to Navios Europe I; and (iv) $0.7 million of proceeds from Navios Logistics’ Notes Payable.

Cash provided by financing activities for the nine months ended September 30, 2016 was the result of (i) $39.1 million of loan proceeds (net of $0.8 million finance fees) to finance the acquisition of Navios Sphera and Navios Mars; (ii) $28.9 million of proceeds from Navios Logistics’ Notes Payable (as defined herein); (iii) $11.6 million decrease in restricted cash relating to loan repayments and security under certain credit facilities; and (iv) $48.4 million of loan proceeds from the Navios Acquisition credit facility (net of $1.6 million finance fees). This was partially offset by (i) $22.4 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $15.7 million of payment for the repurchases of the 2019 Notes; (iii) $3.7 million of dividends paid to the Company’s holders of Series G and Series H; (iv) $0.8 million in payments for the acquisition of treasury stock; (v) $2.5 million relating to payments for capital lease obligations; and (vi) $0.6 million of payments in connection with Navios Logistics’ Notes Payable.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	September 30, 2017	September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(12,689)	$2,140
Net increase in operating assets	8,525	8,247
Net decrease/(increase) in operating liabilities	4,916	(3,381)
Net interest cost	28,826	26,809
Deferred finance charges	(1,440)	(1,359)
Recovery/(provision) for losses on accounts receivable	300	(453)
Equity in affiliates, net of dividends received	427	(4,857)
Payments for drydock and special survey costs	2,970	4,303
Noncontrolling interest	(667)	(1,016)
Other gain on assets	24	—
Gain on bond extinguishment	—	15,956

Adjusted EBITDA	$31,192	$46,389

	Nine Months Ended
	September 30, 2017	September 30, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,414	$42,277
Net (increase)/decrease in operating assets	(33,790)	20,023
Net increase in operating liabilities	(12,103)	(36,537)
Net interest cost	83,812	81,257
Deferred finance charges	(4,294)	(4,054)
Recovery/(provision) for losses on accounts receivable	276	(602)
Equity in affiliates, net of dividends received	(6,564)	3,248
Payments for drydock and special survey costs	10,024	7,375
Noncontrolling interest	(1,182)	(5,731)
Other gain on assets	1,075	—
Gain on debt/bond extinguishment	1,715	15,956
Impairment loss on sale of vessel	(14,239)	—
Loss on sale and reclassification to earnings of available for sale securities	—	(345)

Adjusted EBITDA	$61,144	$122,867

Adjusted EBITDA for the three months ended September 30, 2017 decreased by $15.2 million to $31.2 million as compared to $46.4 million for the same period of 2016. The $15.2 million decrease in Adjusted EBITDA was primarily due to (i) a $16.0 million decrease in gain on bond extinguishment; (ii) a $15.0 million increase in time charter, voyage and logistics business expenses; and (iii) a $0.3 million increase in general and administrative expenses (excluding share-based compensation expenses). This overall decrease was partially mitigated by (i) a $7.5 million increase in revenue; (ii) a $4.8 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $1.9 million decrease in other expense; (iv) a $1.6 million decrease in equity in net loss from affiliated companies; and (v) a $0.3 million decrease in net income attributable to the noncontrolling interest.

Adjusted EBITDA for the nine month period ended September 30, 2017 decreased by $61.8 million to $61.1 million as compared to $122.9 million for the same period of 2016. The $61.8 million decrease in Adjusted EBITDA was primarily due to (i) a $37.3 million increase in time charter, voyage and logistics business expenses; (ii) a $14.3 million decrease in gain on debt/bond extinguishment; (iii) a $14.2 million vessel impairment loss due to sale of Navios Ionian and Navios Horizon; (iv) a $13.4 million decrease in equity in net earnings from affiliated companies; (v) a $11.2 million decrease in other income. This overall decrease of $90.4 million was partially mitigated by (i) a $14.2 million increase in revenue; (ii) a $8.3 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $4.5 million decrease in net income attributable to the noncontrolling interest; (iv) $1.1 million gain on sale of assets; a $0.5 million decrease in general and administrative expenses (excluding share-based compensation expenses).

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of September 30, 2017, the Company had secured credit facilities with various banks with a total outstanding balance of $222.7 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.55% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from November 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 130%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up to a maximum of five quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 135%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of September 30, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at par, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of September 30, 2017.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, $488.0 million of first priority ship mortgage notes due on November 1, 2017, issued by the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. in November 2009 and July 2012; and (ii) to repay, in full, indebtedness relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo which was secured by a first priority ship mortgage. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of September 30, 2017.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”) at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of September 30, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of September 30, 2017.

Navios Logistics Notes Payable

As of September 30, 2017, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $70.1 million. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 3.25% per annum. The facilities are repayable in installments and have maturities ranging from September 2021 to November 2024. See also “Contractual Obligations”.

Navios Acquisition Loan

On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. Please refer to “Related Party Transactions”.

During the nine month period ended September 30, 2017, the Company, in relation to its secured credit facilities, paid $43.6 million, of which $20.7 million related to scheduled repayment installments for the year 2017, $7.3 million related to prepayment of indebtedness originally maturing the third quarter of 2018, and $15.6 million related to the refinancing of one of its secured credit facilities which had an outstanding balance of $17.3 million, thus achieving a $1.7 million benefit to nominal value.

The annualized weighted average interest rates of the Company’s total borrowings were 7.19% and 6.93% for the three month periods ended September 30, 2017 and 2016, respectively, and 6.96% and 7.01% for the nine month periods ended September 30, 2017 and 2016, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2017, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2018	$34.1
September 30, 2019	388.0
September 30, 2020	69.0
September 30, 2021	49.6
September 30, 2022	1,085.7
September 30, 2023 and thereafter	37.1

Total	$1,663.5

Contractual Obligations:

	September 30, 2017
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,663.5	$34.1	$457.0	$1,135.3	$37.1
Operating Lease Obligations (Time Charters) for vessels in operation (2)	514.5	123.4	188.2	115.4	87.5
Operating Lease Obligations Barges	0.4	0.2	0.2	—	—
Navios Logistics contractual payments(3)	15.2	15.2	—	—	—
Rent Obligations(4)	4.5	2.2	2.0	0.3	—

Total	$2,198.2	$175.1	$647.5	$1,251.0	$124.6

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.55% to 3.60% per annum. The amount does not include interest costs of the fixed rate borrowings including the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and two Navios Logistics’ loan. The expected interest payments are: $111.0 million (less than 1 year), $177.8 million (1-3 years), $124.6 million (3-5 years) and $0.6 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of September 30, 2017, timing of scheduled payments and the term of the debt obligations.
(2)	Approximately 43% of the time charter payments included above is estimated to relate to operational costs for these vessels.
(3)	Navios Logistics’ future remaining contractual payments for the construction of three new pushboats and for the construction of an estuary and river tanker amounted to $4.8 million and $10.4 million, respectively. Navios Logistics has secured a credit from the shipbuilder of the estuary and river tanker to finance up to 50% of the purchase price, with a maximum amount of $7.3 million (€6.2 million).
(4)	Navios Corporation leases approximately 16,703 square feet of space in New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space in Piraeus, Greece, pursuant to lease agreements that expire in December 2017 and 2019. Navios Shipmanagement Inc., Navios Maritime Holdings Inc, Navios Tankers Management Inc. and Navios Maritime Containers Inc. leases office space in Monaco pursuant to a lease that expires in June 2018. Kleimar N.V. leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases also 254 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of September 30, 2017, the amount undrawn under the Revolving Loans I was $4.8 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.8 million. In October 2017, the full amount undrawn of $4.8 million was funded by Navios Acquisition and Navios Partners.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. As of September 30, 2017, the amount undrawn from the Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

Working Capital Position

On September 30, 2017, Navios Holdings’ current assets totaled $232.9 million, while current liabilities totaled $228.3 million, resulting in a positive working capital position of $4.6 million. Navios Holdings anticipates that cash on hand, borrowings and internally generated cash flows will be sufficient to fund the operations of the dry bulk vessel operations and the logistics business, including its present working capital requirements and payments of principal and interest relating to its indebtedness for the next 12 months through November 3, 2018.

Capital Expenditures

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7.3 million for each pushboat. As of September 30, 2017, Navios Logistics had paid $24.8 million, including capitalized interest, for the construction of the new pushboats which are expected to be delivered in the fourth quarter of 2017.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of September 30, 2017, Navios Logistics had paid $156.8 million relating to the expansion of its dry port terminal in Uruguay, which included port terminals and other fixed assets and port terminal operating rights, including $10.0 million interest capitalized during construction.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12.4 million ($14.6 million). As of September 30, 2017, Navios Logistics paid $4.5 million (including supervision cost) for the construction of the river and estuary tanker, which is expected to be delivered in the first quarter of 2018.

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34.4 million and $55.5 million, respectively, of which $49.9 million was paid in cash and $39.9 million was financed through a loan.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month periods ended September 30, 2017, no customer accounted for more than 10% of the Company’s revenue compared to two customers in the same period in 2016.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Off-Balance Sheet Arrangements”, discussion about the dispute between the Navios Logistics and Vale International S.A. (“Vale”), relating to the service contract for the iron ore port facility in Nueva Palmira, Uruguay.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes.

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of September 30, 2017, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In addition, the Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G ADSs and Series H ADSs). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has not yet expired.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, Navios Logistics issued a letter of credit amounting to $2.9 million and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21.5 million, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount was received in March 2017, and the collateralized cash amount of $2.9 million was released.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2018.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.6 million (approximately $0.6 million) and the lease agreements expire in December 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month and nine month periods ended September 30, 2017 and 2016 were $0. Included in the trade accounts payable at both September 30, 2017 and December 31, 2016 was amounts due to Acropolis of $0.1 million.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel at a net daily rate of $11,500. The vessel was redelivered as of February 2017.

Total charter hire expense for all vessels for the three month periods ended September 30, 2017 and 2016 were $0 million and $0 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 were $0.7 million and $1.2 million, respectively, and were included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $16.2 million and $14.9 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $44.9 million and $44.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of September 30, 2017 and December 31, 2016 amounted to $0 and $11.1 million, respectively, and are presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $23.9 million and $25.1 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $71.0 million and $73.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $5.2 million and $5.1 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $15.8 million and $15.5 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $5.2 million and $5.2 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $15.6 million and $15.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $5.1 million and $6.2 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $16.2 million and $17.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for 4,250 TEU and 3,450 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended September 30, 2017 amounted to $7.5 million and for the three month periods ended September 30, 2017 amounted to $6.6 million and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of September 30, 2017 and 2016, Navios Partners has submitted one claim under this agreement to the Company. As of September 30, 2017, the fair value of the claim was estimated at $19.7 million and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $2.2 million and $1.9 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $6.0 million and $5.8 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $2.2 million and $2.4 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $6.8 million and $7.1 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $0.3 million and $0.3 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $0.8 million and $0.8 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2017 and 2016 amounted to $0.3 million and $0.3 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $0.9 million and $1.0 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $0.4 million and $0.4 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $1.1 million and $1.1 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $0.5 million and $0.5 million, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $1.3 million and $1.4 million, respectively.

Pursuant to the Administrative Services Agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended September 30, 2017, amounted to $0.8 million and for the three month period ended September 30, 2017, amounted to $0.7 million.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of September 30, 2017 amounted to $7.0 million (December 31, 2016: $8.7 million), and the Long-term payable to Navios Partners amounted to $10.5 million (December 31, 2016: $0 million). Balance due to Navios Acquisition as of September 30, 2017 amounted to $6.0 million (December 31, 2016: $19.4 million), and the Long-term payable to Navios Acquisition amounted to $19.3 million (December 31, 2016: $6.4 million). Balance due to Navios Midstream as of September 30, 2017 amounted to $1.4 million (December 31, 2016: $4.8 million), and the Long-term payable to Navios Midstream amounted to $4.6 million (December 31, 2016: $0 million). Balance due to Navios Containers as of September 30, 2017 amounted to $3.6 million (December 31, 2016: $0 million), and the Long-term payable to Navios Containers amounted to $6.2 million (December 31, 2016: $0 million).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream, representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2017, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of September 30, 2017 and December 31, 2016, the unamortized deferred gain for all vessels and rights sold totaled $10.4 million and $11.8 million, respectively. For the three month periods ended September 30, 2017 and 2016, Navios Holdings recognized $0.5 million and $0.5 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies” and for the nine months ended September 30, 2017 and 2016, Navios Holdings recognized $1.4 million and $1.4 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017 and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured loan facility of up to $70.0 million with Navios Acquisition. This loan facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of September 30, 2017, the outstanding balance was $53.9 million which consists of $50.0 million drawn amount plus the accrued interest of $4.7 million, net of unamortized balance of deferred fees of $0.8 million. As of December 31, 2016, the outstanding balance was $49.9 million which consisted of $50.0 million drawn amount plus the accrued interest of $1.2 million, net of unamortized balance of deferred fees of $1.4 million. On November 3, 2017, Navios Holdings prepaid the outstanding balance in full.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of September 30, 2017 and December 31, 2016 there was no outstanding amount under this facility.

Balance due from Navios Europe I: Balance due from Navios Europe I as of September 30, 2017 amounted to $4.6 million (December 31, 2016: $2.4 million) which included the net current receivable amount of $1.7 million (December 31, 2016: $0.1 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $2.9 million (December 31, 2016: $2.2 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11.1 million (December 31, 2016: $7.1 million), under the caption “Loan receivable from affiliate companies”. As of September 30, 2017, the amount undrawn under the Revolving Loans I was $4.8 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.8 million.

On March 16, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest expense and finance cost, net” over the term of the loans, until 2023, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of September 30, 2017, the balance payable to Navios Partners amounted to $34.0 million, including the unamortized premium of $10.9 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of September 30, 2017, amounted to $2.1 million (December 31, 2016: $10.5 million), which included the net current payable amount of $1.2 million (December 31, 2016 a receivable of $8.4 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount receivable of $3.3 million (December 31, 2016: $2.0 million) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12.1 million (December 31, 2016: $11.6 million), under the caption “Loan receivable from affiliate companies”. In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of September 30, 2017, the amount undrawn from the Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On September 30, 2017 and December 31, 2016, Navios Holdings had a total of $1,663.5 million and $1,675.4 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of September 30, 2017, the outstanding amount of the Company’s floating rate loan facilities was $292.5 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan is fixed and, therefore, changes in interest rates affect their fair value, which as of September 30, 2017 was $1,244.4 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the nine months ended September 30, 2017 by $2.3 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 58.9% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2017 would change net income by approximately $1.1 million for the nine months ended September 30, 2017.

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to remain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. As of September 30, 2017 management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for the future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized (see also Note 13 included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	September 30, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	7	$114,198	$135,992
Restricted cash		5,040	5,386
Accounts receivable, net		53,595	65,829
Due from affiliate companies	8	1,665	8,548
Inventories		25,525	28,489
Prepaid expenses and other current assets	13	32,842	28,896

Total current assets		232,865	273,140

Deposits for vessels, port terminals and other fixed assets	3	29,271	136,891
Vessels, port terminals and other fixed assets, net	3	1,863,673	1,821,101
Other long-term assets		37,914	40,428
Loan receivable from affiliate companies	8	29,405	23,008
Long-term receivable from affiliate companies		—	11,105
Investments in affiliates	8,13	185,548	160,071
Intangible assets other than goodwill	4	121,595	126,815
Goodwill		160,336	160,336

Total non-current assets		2,427,742	2,479,755

Total assets		$2,660,607	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$74,663	$85,538
Accrued expenses and other liabilities		89,904	91,749
Deferred income and cash received in advance	8	11,402	9,183
Due to affiliate companies	8	19,191	32,847
Current portion of capital lease obligations		—	2,639
Current portion of long-term debt, net	5	33,180	29,827

Total current liabilities		228,340	251,783

Senior and ship mortgage notes, net	5	1,299,479	1,296,537
Long-term debt, net of current portion	5	256,686	274,855
Capital lease obligations, net of current portion		—	14,978
Other long-term liabilities and deferred income	8	44,046	43,388
Loan payable to affiliate company	5	53,870	49,876
Long term payable to affiliate companies	8	74,483	6,399
Deferred tax liability		10,568	11,526

Total non-current liabilities		1,739,132	1,697,559

Total liabilities		1,967,472	1,949,342

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, and 46,302 and 49,504 issued and outstanding as of September 30, 2017 and December 31, 2016, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, and 119,547,372 and 117,131,407 issued and outstanding as of September 30, 2017 and December 31, 2016, respectively.	9	12	12
Additional paid-in capital		681,009	678,531
Accumulated other comprehensive loss		—	—
Accumulated deficit		(114,334)	(256)

Total Navios Holdings’ stockholders’ equity		566,687	678,287

Noncontrolling interest		126,448	125,266

Total stockholders’ equity		693,135	803,553

Total liabilities and stockholders’ equity		$2,660,607	$2,752,895

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	11	$120,555	$113,087	$334,519	$320,307
Administrative fee revenue from affiliates	8	6,284	5,472	16,942	16,417
Time charter, voyage and logistics business expenses	8	(56,824)	(41,846)	(161,628)	(124,322)
Direct vessel expenses	8	(28,739)	(33,269)	(90,566)	(98,028)
General and administrative expenses incurred on behalf of affiliates	8	(6,284)	(5,472)	(16,942)	(16,417)
General and administrative expenses	8	(6,711)	(6,182)	(19,203)	(19,012)
Depreciation and amortization	3,4	(26,179)	(41,432)	(77,893)	(88,391)
Interest expense and finance cost, net		(28,825)	(26,809)	(83,812)	(81,257)
Impairment loss on sale of vessel	3	—	—	(14,239)	—
Gain on debt/bond extinguishment	5	—	15,956	1,715	15,956
Other (expense)/ income, net	10,13	(1,912)	(3,844)	(4,790)	5,290

Loss before equity in net earnings of affiliated companies		(28,635)	(24,339)	(115,897)	(69,457)

Equity in net earnings/(loss) of affiliated companies	13	901	(735)	2,208	15,641

Loss before taxes		$(27,734)	$(25,074)	$(113,689)	$(53,816)

Income tax benefit/(expense)		69	(1,413)	562	(1,837)

Net loss		(27,665)	(26,487)	(113,127)	(55,653)

Less: Net income attributable to the noncontrolling interest		(667)	(1,016)	(1,182)	(5,731)

Net loss attributable to Navios Holdings common stockholders		$(28,332)	$(27,503)	$(114,309)	$(61,384)

Loss attributable to Navios Holdings common stockholders, basic	12	$(30,272)	$(31,490)	$(121,049)	$(73,312)

Loss attributable to Navios Holdings common stockholders, diluted	12	$(30,272)	$(31,490)	$(121,049)	$(73,312)

Basic loss per share attributable to Navios Holdings common stockholders		$(0.26)	$(0.30)	$(1.04)	$(0.69)

Weighted average number of shares, basic	12	117,535,234	106,423,653	116,260,640	106,157,410

Diluted loss per share attributable to Navios Holdings common stockholders		$(0.26)	$(0.30)	$(1.04)	$(0.69)

Weighted average number of shares, diluted	12	117,535,234	106,423,653	116,260,640	106,157,410

Other Comprehensive income/(loss)
Unrealized holding gain on investments in available-for-sale securities	13	$—	$—	$—	$100

Reclassification to earnings	13	—	—	—	345

Total other comprehensive income/(loss)		$—	$—	$—	$445

Total comprehensive loss		$(27,665)	$(26,487)	$(113,127)	$(55,208)

Comprehensive income attributable to the noncontrolling interest		(667)	(1,016)	(1,182)	(5,731)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(28,332)	$(27,503)	$(114,309)	$(60,939)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(113,127)	$(55,653)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		113,672	88,791
Decrease/(increase) in operating assets		33,790	(20,023)
Increase in operating liabilities		12,103	36,537
Payments for drydock and special survey costs		(10,024)	(7,375)

Net cash provided by operating activities		36,414	42,277

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(7,638)	—
Acquisition of vessels	3	—	(60,115)
Deposits for vessels, port terminals and other fixed assets acquisition	3	(28,865)	(66,421
Loans to affiliate companies	8	(4,461)	(4,275)
Proceeds from lease receivable		200	—
Proceeds from sale of asset		11,828	—
Purchase of property, equipment and other fixed assets	3	(7,700)	(3,901)
Disposal of available-for-sale securities	13	—	5,303
Dividends received from affiliate		3,649	—

Net cash used in investing activities		(32,987)	(129,409)

FINANCING ACTIVITIES:
Proceeds from transfer of rights to affiliate company	8,13	4,050	—
Fees for repurchase of preferred stock	9	(485)	—
Repayment of long-term debt and payment of principal	5	(43,615)	(23,061)
Repurchase of senior notes	5	—	(15,703)
Proceeds from long-term loans, net of deferred finance fees	5	29,694	67,999
Proceeds from loan payable to affiliate company, net of deferred finance fees	8	—	48,438
Dividends paid		—	(3,681)
Acquisition of treasury stock	9	—	(819)
Payments of obligations under capital leases		(12,374)	(2,510)
(Increase)/decrease in restricted cash		(2,491)	11,612

Net cash (used in)/ provided by financing activities		(25,221)	82,275

Decrease in cash and cash equivalents		(21,794)	(4,857)
Cash and cash equivalents, beginning of period		135,992	163,412

Cash and cash equivalents, end of period		$114,198	$158,555

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$88,158	$93,209
Cash paid for income taxes		$—	$92
Non-cash investing and financing activities
Deposits for vessels, port terminals and other fixed assets		$(872)	$(5,748)
Accrued interest income on loan receivable from affiliate company		$1,936	$1,656
Accrued interest expense on loan payable to affiliate company		$(3,450)	$—
Accrued interest expense payable to affiliate company		$566	$—
Acquisition of vessels, port terminals and other fixed assets		$(451)	$—
Long-term payable to affiliate company		$29,423	$—
Adjustment for purchase of leased asset		$5,243	$—
Transfers from deposits for vessels, port terminals and other fixed assets		$(137,357)	$—
Purchase of property, equipment and other fixed assets		$—	$(471)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net (loss)/income	—	—	—	—	—	(61,384)	—	(61,384)	5,731	(55,653)
Total other comprehensive loss	—	—	—	—	—	—	445	445	—	445
Acquisition of treasury stock (Note 9)	—	—	(948,584)	—	(819)	—	—	(819)	—	(819)
Stock-based compensation expenses	—	—	21,301	—	2,530	—	—	2,530	—	2,530
Cancellation of shares	—	—	(2,850)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(600)	—	(600)	—	(600)

Balance September 30, 2016 (unaudited)	73,935	$—	109,538,620	$11	$728,502	$200,619	$—	$929,132	$127,323	$1,056,455

Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553

Net loss	—	—	—	—	—	(114,309)	—	(114,309)	1,182	(113,127)
Tender Offer – Redemption of preferred stock (Note 9)	(766)	—	625,815	—	(716)	231	—	(485)	—	(485)
Conversion of convertible preferred stock to common stock (Note 9)	(2,436)	—	1,740,000	—	—	—	—	—	—	—
Conversion of undeclared preferred dividend to common stock (Note 9)	—	—	50,150	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	—	—	3,194	—	—	3,194	—	3,194

Balance September 30, 2017 (unaudited)	46,302	$—	119,547,372	$12	$681,009	$(114,334)	$—	$566,687	$126,448	$693,135

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of September 30, 2017, Navios Holdings owned a 20.8% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of September 30, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest was 46.2%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of September 30, 2017, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”) is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed its private placement and Navios Holdings invested $5,000. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. As of September 30, 2017, Navios Holdings owned 5.0% of Navios Containers and warrants, for 1.7% of the equity.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2016 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

The Company elected to early adopt the requirements of ASU 2017-01 “Business Combinations” effective beginning the second quarter ending June 30, 2017 and applied this guidance prospectively in the current period presented in the Company’s condensed consolidated financial information. The early adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of September 30, 2017 was 20.9%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of September 30, 2017 was 46.2%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of September 30, 2017 was 35.0%); (iv Navios Europe I and its subsidiaries (economic interest as of September 30, 2017 was 47.5%); (v) Navios Europe II and its subsidiaries (economic interest as of September 30, 2017 was 47.5%); and (vi) Navios Containers and its subsidiaries (economic interest as of September 30, 2017 was 5.0%).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c)	Recent Accounting Pronouncements:

In May 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-09, “Compensation — Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In March 2017, FASB issued ASU 2017-08, “Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20)”. This update amends the amortization period for certain purchased callable debt securities held at a premium and shortens the amortization period for the premium to the earliest call date. The amendments in this update affect all entities that hold investments in callable debt securities that have an amortized cost basis in excess of the amount that is repayable by the issuer at the earliest call date (that is, at a premium). For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In March 2017, FASB issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715)”. This update improves the presentation of net periodic pension cost and net periodic postretirement benefit cost and includes amendments to the Overview and Background Sections of the FASB Accounting Standards Codification. The amendments in this update apply to all employers that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued ASU 2017-05, “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future

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period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact of ASU 2016-18 and do not anticipate a material impact on our financial position, results of operations or cash flows.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently assessing the impact that adopting this new standard will have on its consolidated financial statements.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is considering the business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. The Company’s initial assessment may change as the Company continues to review the new guidance.

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(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$2,529,488	$(708,387)	$1,821,101
Additions	8,152	(72,673)	(64,521)
Vessel impairment	(40,851)	27,658	(13,193)
Disposals	(15,413)	3,585	(11,828)
Write offs	(32)	32	—
Adjustment of purchase of leased asset	(5,243)	—	(5,243)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance September 30, 2017	$2,613,458	$(749,785)	$1,863,673

Deposits for Vessels, Port Terminal and Other Fixed Assets Acquisitions

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of September 30, 2017 and December 31, 2016, Navios Logistics had paid $24,790 and $16,156, respectively, for the construction of the new pushboats which are expected to be delivered in the fourth quarter of 2017. Capitalized interest included in “Deposits for Vessels, Port Terminal and Other Fixed Assets” for the construction of the three new pushboats amounted to $2,948 and $1,934 as of September 30, 2017 and December 31, 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14,634 (€12,400). As of September 30, 2017, Navios Logistics had paid $4,481 (including supervision costs). Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the vessel amounted to $110 as of September 30, 2017. The vessel is expected to be delivered in the first quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of September 30, 2017, $137,357 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $9,971. As of December 31, 2016, Navios Logistics had paid $120,735, for the expansion of its dry port in Uruguay. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $6,862 as of December 31, 2016.

Vessel impairment loss

On June 16, 2017, Navios Holdings completed the sale to an unrelated third party of the Navios Ionian, a 2000 built Japanese dry bulk vessel of 52,067 dwt, for a total net sale price of $5,280 paid in cash. As of September 30, 2017, Navios Holdings total impairment loss recognized due to the sale amounted to $9,098 (including $551 remaining carrying balance of dry dock and special survey costs).

On July 13, 2017 Navios Holdings completed the sale to an unrelated third party of the Navios Horizon, a 2001 built Japanese dry bulk vessel of 50,346 dwt, for a total net sale price of $6,548 paid in cash. As of September 30, 2017, Navios Holdings total impairment loss recognized due to the sale amounted to $5,141 (including $495 remaining carrying balance of dry dock and special survey costs).

Vessel Acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid in cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

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(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously leased with an obligation to purchase in 2020. Following the acquisition of the two product tankers, the remaining capital lease obligation was terminated and the carrying value of the tankers was adjusted for the difference between the purchase price and the carrying value. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2016 for both vessels were $3,032.

In February 2017, two fully depreciated self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale prices for the barges will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. As of September 30, 2017, the current portion of the outstanding receivable amounted to $214 and is included in “Prepaid expenses and other current assets” and the non-current portion of the outstanding receivable amounted to $600 and is included in “Other long-term assets” in the consolidated balance sheet.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	September 30, 2017	December 31, 2016
Acquisition cost (*) (***)	$200,610	$271,547
Accumulated amortization (*)	(79,015)	(73,795)
Write offs (*)	—	(70,937)

Total Intangible assets net book value	121,595	126,815

Unfavorable lease terms
Acquisition cost (**)	—	(24,721)
Write offs (**)	—	24,721

Total Intangibles net book value	$121,595	$126,815

(*)	As of both September 30, 2017 and December 31, 2016, intangible assets associated with the favorable lease terms included an amount of $1,180 related to purchase options for the vessels. During the year ended December 31, 2016, acquisition costs of $70,937 and accumulated amortization of $57,930 of favorable lease terms were written off resulting in a loss of $13,007. This write-off resulted from the early redelivery of one vessel during the third quarter of 2016.
(**)	During the year ended December 31, 2016, acquisition costs of $24,721 and accumulated amortization of $17,406 of unfavorable lease terms were written off resulting in an income of $7,315. This write-off resulted from the early redelivery of one vessel during the first quarter of 2016.
(***)	As of September 30, 2017, Navios Logistics had paid $17,000 for the expansion of its dry port in Uruguay.

Amortization expense, net for the three month periods ended September 30, 2017 and 2016 amounted to $1,775 and $15,938, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $5,220 and $14,391, respectively.

The remaining aggregate amortization of acquired intangibles as of September 30, 2017 will be as follows:

Period
Year One	$6,432
Year Two	6,217
Year Three	6,225
Year Four	6,217
Year Five	6,217
Thereafter	89,107

Total	$120,415

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(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: BORROWINGS

Borrowings, as of September 30, 2017 and December 31, 2016, consisted of the following:

Facility	September 30, 2017	December 31, 2016
Secured credit facilities	$222,657	$248,313
2019 Notes	291,094	291,094
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payables	70,103	59,768
Navios Acquisition Loan	54,690	51,240

Total borrowings	1,663,544	1,675,415

Less: current portion, net	(33,180)	(29,827)
Less: deferred finance costs, net	(20,329)	(24,320)

Total long-term borrowings	$1,610,035	$1,621,268

Secured Credit Facilities

As of September 30, 2017, the Company had secured credit facilities with various banks with a total outstanding balance of $222,657. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.55% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from November 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 130%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up to a maximum of five quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 135%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of September 30, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off.

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The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at par plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of September 30, 2017.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, $488,000 of first priority ship mortgage notes due on November 1, 2017, issued by the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. in November 2009 and July 2012; and (ii) to repay, in full, indebtedness relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo which was secured by a first priority ship mortgage. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of September 30, 2017.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes ”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 (the “2019 Logistics Senior Notes ”) and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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(Expressed in thousands of U.S. dollars — except share data)

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of September 30, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of September 30, 2017.

Navios Logistics

As of September 30, 2017, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $70,102. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 3.25% per annum. The facilities are repayable in installments and have maturities ranging from September 2021 to November 2024. See also maturity table included below.

Navios Acquisition Loan

On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. Please refer also to Note 8.

During the nine month period ended September 30, 2017, the Company, in relation to its secured credit facilities, paid $43,615, of which $20,722 related to scheduled repayment installments for the year 2017, $7,286 related to prepayment of indebtedness originally maturing the third quarter of 2018, and $15,607 related to the refinancing of one of its secured credit facilities which had an outstanding balance of $17,322, thus achieving a $1,715 benefit to nominal value.

The annualized weighted average interest rates of the Company’s total borrowings were 7.19% and 6.93% for the three month periods ended September 30, 2017 and 2016, respectively, and 6.96% and 7.01% for the nine month periods ended September 30, 2017 and 2016, respectively.

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(Expressed in thousands of U.S. dollars — except share data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2017, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2018	$34,103
September 30, 2019	388,009
September 30, 2020	69,023
September 30, 2021	49,583
September 30, 2022	1,085,696
September 30, 2023 and thereafter	37,130

Total	$1,663,544

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Loan payable to affiliate company: The carrying amount of the fixed rate loan approximates its fair value.

Long-term receivable from affiliate company: The carrying amount of the floating rate receivable approximates its fair value.

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$114,198	$114,198	$135,992	$135,992
Restricted cash	$5,040	$5,040	$5,386	$5,386
Loan receivable from affiliate companies	$29,405	$29,405	$23,008	$23,008
Long-term receivable from affiliate company	$—	$—	$11,105	$11,105
Capital lease obligations, including current portion	$—	$—	$(17,617)	$(17,617)
Senior and ship mortgage notes, net	$(1,299,479)	$(1,189,394)	$(1,296,537)	$(974,170)
Long-term debt, including current portion	$(289,866)	$(292,760)	$(304,682)	$(308,080)
Loan payable to affiliate company	$(53,870)	$(54,690)	$(49,876)	$(51,240)
Long term payable to affiliate companies	$(74,483)	$(74,483)	$(6,399)	$(6,399)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

There were no assets and/or liabilities measured at fair value on a recurring basis as of both September 30, 2017 and December 31, 2016.

There were no assets measured at fair value on a non-recurring basis as of September 30, 2017. The Company’s assets measured at fair value on a non-recurring basis as of December 31, 2016, relate to other-than-temporary impairment, were:

	Fair Value Measurements at December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Assets
Investments in affiliates	$148,095	$148,095	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$114,198	$114,198	$—	$—
Restricted cash	$5,040	$5,040	$—	$—
Loan receivable from affiliate companies(2)	$29,405	$—	$29,405	$—
Senior and ship mortgage notes	$(1,189,394)	$(1,189,394)	$—	$—
Long-term debt, including current portion(1)	$(292,760)	$—	$(292,760)	$—
Loan payable to affiliate company(2)	$(54,690)	$—	$(54,690)	$—
Long term payable to affiliate companies (2)	$(74,483)	$—	$(74,483)	$—

	Fair Value Measurements at December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$135,992	$135,992	$—	$—
Restricted cash	$5,386	$5,386	$—	$—
Loan receivable from affiliate companies(2)	$23,008	$—	$23,008	$—
Long-term receivable from affiliate company(2)	$11,105	$—	$11,105	$—
Capital lease obligations, including current portion (1)	$(17,617)	$—	$(17,617)	$—
Senior and ship mortgage notes	$(974,170)	$(974,170)	$—	$—
Long-term debt, including current portion(1)	$(308,080)	$—	$(308,080)	$—
Loan payable to affiliate company(2)	$(51,240)	$—	$(51,240)	$—
Long term payable to affiliate companies (2)	$(6,399)	$—	$(6,399)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/payable to affiliate companies and long-term payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of September 30, 2017, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2016: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2018.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics had a dispute with Vale International S.A. (“Vale”) regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount was received in March 2017, and the collateralized cash amount of $2,900 was released.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2026.

As of September 30, 2017, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Total
September 30, 2018	$123,646
September 30, 2019	98,350
September 30, 2020	90,050
September 30, 2021	67,241
September 30, 2022	48,165
September 30, 2023 and thereafter	87,510

Total	$514,962

As of September 30, 2017, Navios Logistics had obligations related to the construction of three new pushboats, and the construction of a river and estuary tanker (including supervision costs) of $4,774 and $10,126, respectively, until the first quarter of 2018. In relation to the construction of the river and estuary tanker, Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7,317 (€6,200).

As of September 30, 2017, Navios Logistics had operating lease obligations related to chartered-in barges amounting to $441 until March 2020.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €578 (approximately $643) and the lease agreements expire in December 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the three and nine month periods ended September 30, 2017 and 2016 were $0. Included in the trade accounts payable at both September 30, 2017 and December 31, 2016 was amounts due to Acropolis of $76.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel at a net daily rate of $11.50. The vessel was redelivered as of February 2017.

Total charter hire expense for all vessels for the three month periods ended September 30, 2017 and 2016 were $0 and $0, respectively, and for the nine month periods ended September 30, 2017 and 2016 were $651 and $1,214, respectively, and were included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $16,270 and $14,881, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $44,936 and $44,320, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of September 30, 2017 and December 31, 2016 amounted to $0 and $11,105, respectively, and are presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $23,938 and $25,107, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $71,035 and $73,611, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $5,227 and $5,065, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $15,820 and $15,457, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for both the three month periods ended September 30, 2017 and 2016 amounted to $5,244, and for the nine month periods ended September 30, 2017 and 2016 amounted to $15,561 and $15,618, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended September 30, 2017 and 2016 amounted to $5,058 and $6,212, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $16,244 and $17,677, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for 4,250 TEU and 3,450 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended September 30, 2017 amounted to $7,491 and for the three month periods ended September 30, 2017 amounted to $6,576 and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of September 30, 2017 and 2016, Navios Partners has submitted one claim under this agreement to the Company. As of September 30, 2017, the fair value of the claim was estimated at $19,739 and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $2,176 and $1,938, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $6,042 and $5,813, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $2,250 and $2,375, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $6,750 and $7,143, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended September 30, 2017 and 2016 amounted to $250, and for each of the nine month periods ended September 30, 2017 and 2016 amounted to $750. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2017 and 2016 amounted to $299 and $327, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $887 and $973, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $375 and $375, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $1,125 and $1,125, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2017 and 2016 amounted to $445and $457, respectively, and for the nine month periods ended September 30, 2017 and 2016 amounted to $1,321 and $1,363, respectively.

Pursuant to the Administrative Services Agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended September 30, 2017, amounted to $817 and for the three month period ended September 30, 2017, amounted to $738.

Balance due from/ (to) affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of September 30, 2017 amounted to $7,039 (December 31, 2016: $8,664), and the Long-term payable to Navios Partners amounted to $10,463 (December 31, 2016: $0). Balance due to Navios Acquisition as of September 30, 2017 amounted to $5,979 (December 31, 2016: $19,383), and the Long-term payable to Navios Acquisition amounted to $19,296 (December 31, 2016: $6,399). Balance due to Navios Midstream as of September 30, 2017 amounted to $1,421 (December 31, 2016: $4,800), and the Long-term payable to Navios Midstream amounted to $4,554 (December 31, 2016: $0). Balance due to Navios Containers as of September 30, 2017 amounted to $3,572 (December 31, 2016: $0), and the Long-term payable to Navios Containers amounted to $6,163 (December 31, 2016: $0).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream, representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2017, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of September 30, 2017 and December 31, 2016, the unamortized deferred gain for all vessels and rights sold totaled $10,428 and $11,846, respectively. For the three month periods ended September 30, 2017 and 2016, Navios Holdings recognized $473 and $473, respectively, of the deferred gain in “Equity in net earnings of affiliated companies” and for the nine months ended September 30, 2017 and 2016, Navios Holdings recognized $1,419 and $1,360, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017 and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests. See also Note 13.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured loan facility of up to $70,000 with Navios Acquisition. This loan facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of September 30, 2017, the outstanding balance was $53,870 which consists of $50,000 drawn amount plus the accrued interest of $4,690, net of unamortized balance of deferred fees of $820. As of December 31, 2016, the outstanding balance was $49,876 which consisted of $50,000 drawn amount plus the accrued interest of $1,240, net of unamortized balance of deferred fees of $1,364. On November 3, 2017, Navios Holdings prepaid the outstanding balance in full. See also Note 15.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of September 30, 2017 and December 31, 2016, there was no outstanding amount under this facility.

Balance due from Navios Europe I: Balance due from Navios Europe I as of September 30, 2017, amounted to $4,590 (December 31, 2016: $2,376), which included the net current receivable amount of $1,665 (December 31, 2016: $145), mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $2,925 (December 31, 2016: $2,231) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11,125 (December 31, 2016: $7,125), under the caption “Loan receivable from affiliate companies”. As of September 30, 2017, the amount undrawn under the Revolving Loans I was $4,800, of which Navios Holdings may be required to fund an amount ranging from $0 to $4,800. In October 2017, the full amount undrawn of $4,800 was funded by Navios Acquisition and Navios Partners.

On March 16, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest expense and finance cost, net” over the term of the loans until 2023, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 13. As of September 30, 2017, the balance payable to Navios Partners amounted to $34,006, including the unamortized premium of $10,919.

Balance due from Navios Europe II: Balance due from Navios Europe II as of September 30, 2017, amounted to $2,113 (December 31, 2016: $10,453), which included the net current payable amount of $1,180 (December 31, 2016 a receivable of $8,402), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount receivable of $3,293 (December 31, 2016: $2,051) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12,063 (December 31, 2016: $11,602), under the caption “Loan receivable from affiliate companies”. In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000. As of September 30, 2017, the amount undrawn from the Revolving Loans II was $15,003, of which Navios Holdings may be required to fund an amount ranging from $0 to $15,003.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the nine month periods ended September 30, 2017 and 2016, 0 and 21,301 restricted stock units, respectively, issued to the Company’s employees vested.

During the nine month periods ended September 30, 2017 and 2016, 0 and 2,850 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. 360 Series G and 406 Series H shares were validly tendered, representing an aggregate nominal value of approximately $1,914 ($1,843 net of fees). Navios Holdings paid for tender offer expenses $485, and issued a total of 625,815 shares of common stock with a fair value of $1,127.

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%.

Conversion of Preferred Stock

During the nine month period ended September 30, 2017, 2,436 shares of convertible preferred stock were converted into 1,740,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided the option to the holders of these shares to convert all or any such then-outstanding shares of preferred stock into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $14.00 per share of common stock. Following this conversion, the Company cancelled the undeclared preferred dividend of the converted shares of $702. The cancelled undeclared dividend was converted to 50,150 shares of common stock with a fair value of $84 at the date of issuance (See also note 12).

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of September 30, 2017 were $17,131(net of cancelled dividends of $972).

Navios Holdings had outstanding as of September 30, 2017 and December 31, 2016, 119,547,372 and 117,131,407 shares of common stock, respectively. Navios Holdings had outstanding 46,302 shares of preferred stock (14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock), as of September 30, 2017. Navios Holdings had outstanding 49,504 shares of preferred stock (14,551 Series G, 29,018 Series H and 5,935 shares of convertible preferred stock) as of December 31, 2016.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and could be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 shares were repurchased under this program, for a total consideration of $1,071. Since that time, this program has been suspended by the Company.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: OTHER (EXPENSE)/INCOME, NET

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total of $1,109 to be paid in cash. Sale prices for the barges will be received in installments through 2023. Gain on sale of assets of $1,075 was included in the statement of comprehensive (loss)/income within the caption of “Other (expense)/ income, net”.

During the nine month period ended September 30, 2017 and 2016, taxes other-than income taxes of Navios Logistics amounted to $6,885 and $7,312, respectively, and were included in the statements of comprehensive loss within the caption “Other (expense)/income, net”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total gain of $14,871 was included in the statement of comprehensive loss within the caption of “Other (expense)/income, net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry bulk Vessel Operations Business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and Forward Freight Agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net (loss)/income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016	2017	2016
Revenue	$60,976	$49,688	$59,579	$63,399	$120,555	$113,087
Administrative fee revenue from affiliates	6,284	5,472	—	—	6,284	5,472
Interest expense and finance cost, net	(21,379)	(21,173)	(7,446)	(5,636)	(28,825)	(26,809)
Depreciation and amortization	(19,023)	(33,753)	(7,156)	(7,679)	(26,179)	(41,432)
Equity in net earnings/(loss) of affiliated companies	901	(735)	—	—	901	(735)
Net (loss)/income attributable to Navios Holdings common stockholders	(29,509)	(29,299)	1,177	1,796	(28,332)	(27,503)
Total assets	1,996,951	2,345,838	663,656	655,823	2,660,607	3,001,661
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(161)	(106)	(7,234)	(22,287)	(7,395)	(22,393)
Investments in affiliates	185,548	383,337	—	—	185,548	383,337
Cash and cash equivalents	46,155	91,268	68,043	67,287	114,198	158,555
Restricted cash	5,040	1,871	—	2,900	5,040	4,771
Long-term debt (including current and non-current portion)	$1,204,234	$1,250,293	$438,981	$396,906	$1,643,215	$1,647,199

	Drybulk Vessel Operations		Logistics Business		Total
	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016	2017	2016
Revenue	$171,758	$142,947	$162,761	$177,360	$334,519	$320,307
Administrative fee revenue from affiliates	16,942	16,417	—	—	16,942	16,417
Interest expense and finance cost, net	(64,290)	(63,588)	(19,522)	(17,669)	(83,812)	(81,257)
Depreciation and amortization	(58,269)	(67,651	(19,624)	(20,739)	(77,893)	(88,391)
Equity in net earnings of affiliated companies	2,208	15,641	—	—	2,208	15,641
Net (loss)/income attributable to Navios Holdings common stockholders	(116,394)	(71,498)	2,085	10,114	(114,309)	(61,384)
Total assets	1,996,951	2,345,838	663,656	655,823	2,660,607	3,001,661
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(261)	(60,319)	(36,304)	(70,118)	(36,565)	(130,437)
Investments in affiliates	185,548	383,337	—	—	185,548	383,337
Cash and cash equivalents	46,155	91,268	68,043	67,287	114,198	158,555
Restricted cash	5,040	1,871	—	2,900	5,040	4,771
Long-term debt (including current and non-current portion)	$1,204,234	$1,250,293	$438,981	$396,906	$1,643,215	$1,647,199

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the period. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month period ended September 30, 2017, 5,035,167 potential common shares and 3,499,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended September 30, 2016, 3,118,636 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2017, 5,307,928 potential common shares and 4,926,692 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2016, 3,456,128 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(28,332)	$(27,503)	$(114,309)	$(61,384)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(2,555)	(3,987)	(7,859)	(11,928)
Plus:
Tender Offer—Redemption of preferred stock Series G and Series H including $702 and $972 of undeclared preferred dividend cancelled for the three and nine months, respectively	615	—	1,119	—

Loss available to Navios Holdings common stockholders, basic and diluted	$(30,272)	$(31,490)	$(121,049)	$(73,312)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — weighted average shares	117,535,234	106,423,653	116,260,640	106,157,410

Basic and diluted net losses per share attributable to Navios Holdings common stockholders	$(0.26)	$(0.30)	$(1.04)	$(0.69)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I, as defined herein, and the Navios Term Loans I, as defined herein, both relating to Navios Europe I, for a consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $468. See also Note 8.

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units at $2.10 per common unit, raising approximately $100,369 of gross proceeds. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $2,048.

During the first quarter of 2017, Navios Partners also issued 2,040,000 of common units to certain Navios Partners’ directors and/or officers, and 1,200,442 common units pursuant to Navios Partners’ Continuous Offering Program Sales Agreement. Concurrently, Navios Holdings acquired 66,131 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $110.

In September 2017, Navios Holdings acquired 7,376 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $12.

As of September 30, 2017, Navios Holdings holds a total of 28,421,233 common units and 3,016,284 general partners units, representing a 20.8% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of September 30, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $108,597 and $112,417, respectively. As a result of the other-than temporary-impairment loss recorded as at December 31, 2016, the Company has recomputed this difference which is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method income/ (loss) and amortization of deferred gain of $3,360 and $(5,016) were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2017 and 2016, respectively, and equity method income/ (loss) and amortization of deferred gain of $6,670 and $(6,483) were recognized in “Equity in net earnings of affiliated companies” for the nine month periods ended September 30, 2017 and 2016, respectively.

As of September 30, 2017 and December 31, 2016, the carrying amount of the investment in Navios Partners was $61,374 and $24,033, respectively.

No dividends were received during all periods mentioned.

As of September 30, 2017, the market value of the investment in Navios Partners was $64,447.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of September 30, 2017 and December 31, 2016, the carrying amount of the investment was $186 and $105, respectively. During the three month periods ended September 30, 2017 and 2016, the Company received dividends of $0 and $0, respectively, and during the nine month periods ended September 30, 2017 and 2016, the Company received dividends of $55 and $85, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition

As of September 30, 2017, Navios Holdings had a 43.4% voting and a 46.2% economic interest in Navios Acquisition.

As of September 30, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $114,579 and $140,131, respectively. As a result of the other-than-temporary-impairment loss recorded as at December 31, 2016, the Company has recomputed this difference which is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets. As of September 30, 2017, the Company accelerated $22,603 of basis differences due to the other-than-temporary-impairment loss recorded in Navios Acquisition relating to its equity investment in Navios Midstream.

Total equity method (loss)/ income of $(2,744) and $3,987 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2017 and 2016, respectively, and total equity method (loss)/ income of $(5,319) and $21,025 was recognized for the nine month periods ended September 30, 2017 and 2016, respectively.

As of September 30, 2017 and December 31, 2016, the carrying amount of the investment in Navios Acquisition was $107,795 and $124,062, respectively.

Dividends received during the three month periods ended September 30, 2017 and 2016 were $3,649 and $3,649, respectively, and for the nine month periods ended September 30, 2017 and 2016 were $10,947 and $10,947, respectively.

As of September 30, 2017, the market value of the investment in Navios Acquisition was $89,032.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial investment in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of September 30, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe I was $4,203, and $4,710, respectively.

As of September 30, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $24,330 and $18,268, respectively, which represents the Company’s carrying value of its investment including accrued interest, of $8,917 (December 31, 2016: $8,198) plus the Company’s balance of the Navios Revolving Loans I of $15,413 (December 31, 2016: $10,070), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(Loss) /income of $(5) and $331 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2017 and 2016, respectively, and income of $153 and $1,000 was recognized for the nine month periods ended September 30, 2017 and 2016, respectively.

As of September 30, 2017 and December 31, 2016, the carrying amount of the investment in Navios Europe I was $5,992 and $5,967, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of September 30, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe II was $7,247 and $7,953, respectively.

As of September 30, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $20,452 and $22,287, respectively which represents the Company’s carrying value of its investment (including accrued interest) of $8,389 (December 31, 2016: $7,944) plus the Company’s balance of the Navios Revolving Loans II of $12,063 (December 31, 2016: $14,343), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income/ (loss) of $244 and $(121) was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2017 and 2016, respectively, and income of $445 and $(105) was recognized for the nine month periods ended September 30, 2017 and 2016, respectively.

As of September 30, 2017 and December 31, 2016, the carrying amount of the investment in Navios Europe II was $5,096 and $5,894, respectively.

Navios Containers

On June 8, 2017, Navios Containers closed a private placement of 10,057,645 shares of its common stock at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Holdings invested $5,000, and Navios Partners invested $30,000 in Navios Containers. Each of Navios Holdings and Navios Partners also received warrants for the purchase of an additional 1.7% and

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

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(Expressed in thousands of U.S. dollars — except share data)

6.8%, respectively, of the equity of Navios Containers. The warrants can be exercised for shares of common stock of Navios Containers at the holder’s option at an exercise price of $5.00 per share. The warrants have a five year-term, which may be reduced to an earlier expiration date in the event of conversion of Navios Containers into a partnership.

On August 29, 2017, Navios Containers closed its private investment of 10,000,000 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000.

As of September 30, 2017, Navios Holdings owned 5.0% in Navios Containers and warrants, for the purchase of an additional 1.7% of its equity.

Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

Total equity method income of $7 and $95 was recognized in “Equity in net earnings of affiliated companies” for the three month and nine month period ended September 30, 2017, respectively.

As of September 30, 2017, the carrying amount of the investment in Navios Containers was $5,095.

Following the results of the significant tests performed by the Company, it was concluded that no affiliate met the significant threshold requiring summarized financial information of our affiliated companies being presented.

Investments in available-for-sale securities

During 2013, the Company received shares of Korea Line Corporation (“KLC”), and during 2015 and 2016, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were valued at fair value upon the day of issuance. The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

During the third quarter of 2016, the Company sold all KLC and STX securities it held for a total consideration of $5,303.

As of June 30, 2016, the Company considered the decline in fair value of its available-for-sale shares as “other-than-temporary” and therefore recognized a loss of $345 out of accumulated other comprehensive loss. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss.

NOTE 14: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared on an equity basis as permitted by U.S. GAAP.

During the first quarter of 2017, the Company has presented revised financial information for the year ended December 31, 2016, as the intercompany receivables of the guarantor subsidiaries were reclassified within the condensed consolidated balance sheet. This revision was not material to the previously issued financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended September 30, 2017
Revenue	$—	$60,976	$59,579	$—	$120,555
Administrative fee revenue from affiliates	—	6,284	—	—	6,284
Time charter, voyage and logistics business expenses	—	(38,418)	(18,406)	—	(56,824)
Direct vessel expenses	—	(10,355)	(18,384)	—	(28,739)
General and administrative expenses incurred on behalf of affiliates	—	(6,284)	—	—	(6,284)
General and administrative expenses	(1,456)	(1,206)	(4,049)	—	(6,711)
Depreciation and amortization	(708)	(18,315)	(7,156)	—	(26,179)
Interest expense and finance cost, net	(20,032)	(1,347)	(7,446)	—	(28,825)
Other income/(expense), net	234	282	(2,428)	—	(1,912)

(Loss)/income before equity in net earnings of affiliated companies	(21,962)	(8,383)	1,710	—	(28,635)

(Loss)/income from subsidiaries	(7,260)	1,178	—	6,082	—
Equity in net (loss)/earnings of affiliated companies	(14)	751	164	—	901

(Loss)/income before taxes	(29,236)	(6,454)	1,874	6,082	(27,734)

Income tax (expense)/benefit	—	(66)	135	—	69

Net (loss)/income	(29,236)	(6,520)	2,009	6,082	(27,665)

Less: Net loss attributable to the noncontrolling interest	—	—	(667)	—	(667)

Net (loss)/income attributable to Navios Holdings common stockholders	$(29,236)	$(6,520)	$1,342	$6,082	$(28,332)

Other Comprehensive ( loss)/income
Unrealized holding gain/(loss) on investments in available-for-sale securities	$—	$—	$—	$—	$—
Reclassification to earnings	—	—	—	—	—

Total other comprehensive (loss)/income	$—	$—	$—	$—	$—

Total comprehensive (loss)/income	$(29,236)	$(6,520)	$2,009	$6,082	$(27,665)

Comprehensive income attributable to noncontrolling interest	—	—	(667)	—	(667)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(29,236)	$(6,520)	$1,342	$6,082	$(28,332)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended September 30, 2016
Revenue	$—	$49,687	$63,400	$—	$113,087
Administrative fee revenue from affiliates	—	5,472	—	—	5,472
Time charter, voyage and logistics business expenses	—	(23,722)	(18,124)	—	(41,846)
Direct vessel expenses	—	(12,260)	(21,009)	—	(33,269)
General and administrative expenses incurred on behalf of affiliates	—	(5,472)	—	—	(5,472)
General and administrative expenses	(1,187)	(1,576)	(3,419)	—	(6,182)
Depreciation and amortization	(708)	(33,045)	(7,679)	—	(41,432)
Interest expense and finance cost, net	(19,565)	(1,606)	(5,638)	—	(26,809)
Gain on bond extinguishment	15,956	—	—	—	15,956
Other income/(expense), net	(3)	(458)	(3,383)	—	(3,844)

(Loss)/income before equity in net earnings of affiliated companies	(5,507)	(22,980)	4,148	—	(24,339)

(Loss)/income from subsidiaries	(21,168)	1,791	—	19,377	—
Equity in net (loss)/earnings of affiliated companies	(828)	768	(675)	—	(735)

(Loss)/income before taxes	(27,503)	(20,421)	3,473	19,377	(25,074)

Income tax (expense)/benefit	—	(72)	(1,341)	—	(1,413)

Net (loss)/income	(27,503)	(20,493)	2,132	19,377	(26,487)

Less: Net income attributable to the noncontrolling interest	—	—	(1,016)	—	(1,016)

Net (loss)/income attributable to Navios Holdings common stockholders	$(27,503)	$(20,493)	$1,116	$19,377	$(27,503)

Other Comprehensive income/( loss)
Unrealized holding gain/(loss) on investments in available-for-sale securities	$—	$—	$—	$—	$—
Reclassification to earnings	—	—	—	—	—

Total other comprehensive income/(loss)	$—	$—	$—	$—	$—

Total comprehensive (loss)/income	$(27,503)	$(20,493)	$2,132	$19,377	$(26,487)

Comprehensive income attributable to noncontrolling interest	—	—	(1,016)	—	(1,016)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$(27,503)	$(20,493)	$1,116	$19,377	$(27,503)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the nine months ended September 30, 2017
Revenue	$—	$171,759	$162,760	$—	$334,519
Administrative fee revenue from affiliates	—	16,942	—	—	16,942
Time charter, voyage and logistics business expenses	—	(111,174)	(50,454)	—	(161,628)
Direct vessel expenses	—	(35,570)	(54,996)	—	(90,566)
General and administrative expenses incurred on behalf of affiliates	—	(16,942)	—	—	(16,942)
General and administrative expenses	(5,053)	(2,463)	(11,687)	—	(19,203)
Depreciation and amortization	(2,102)	(56,166)	(19,625)	—	(77,893)
Interest expense and finance cost, net	(59,844)	(4,447)	(19,521)	—	(83,812)
Vessel impairment loss	—	(14,239)	—	—	(14,239)
Gain on debt extinguishment	—	1,715	—	—	1,715
Other (expense)/income, net	(265)	(552)	(3,973)	—	(4,790)

(Loss)/income before equity in net earnings of affiliated companies	(67,264)	(51,137)	2,504	—	(115,897)

(Loss)/income from subsidiaries	(47,869)	2,085	—	45,784	—
Equity in net (loss)/earnings of affiliated companies	(80)	2,153	135	—	2,208

(Loss)/income before taxes	(115,213)	(46,899)	2,639	45,784	(113,689)

Income tax (expense)/benefit	—	(201)	763	—	562

Net (loss)/income	(115,213)	(47,100)	3,402	45,784	(113,127)

Less: Net income attributable to the noncontrolling interest	—	—	(1,182)	—	(1,182)

Net (loss)/income attributable to Navios Holdings common stockholders	$(115,213)	$(47,100)	$2,220	$45,784	$(114,309)

Other Comprehensive ( loss)/income
Unrealized holding gain/(loss) on investments in available-for-sale securities	$—	$—	$—	$—	$—
Reclassification to earnings	—	—	—	—	—

Total other comprehensive (loss)/income	$—	$—	$—	$—	$—

Total comprehensive (loss)/income	$(115,213)	$(47,100)	$3,402	$45,784	$(113,127)

Comprehensive income attributable to noncontrolling interest	—	—	(1,182)	—	(1,182)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(115,213)	$(47,100)	$2,220	$45,784	$(114,309)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the nine months ended September 30, 2016
Revenue	$—	$142,946	$177,361	$—	$320,307
Administrative fee revenue from affiliates	—	16,417	—	—	16,417
Time charter, voyage and logistics business expenses	—	(78,742)	(45,580)	—	(124,322)
Direct vessel expenses	—	(38,937)	(59,091)	—	(98,028)
General and administrative expenses incurred on behalf of affiliates	—	(16,417)	—	—	(16,417)
General and administrative expenses	(4,321)	(4,436)	(10,255)	—	(19,012)
Depreciation and amortization	(2,152)	(65,499)	(20,740)	—	(88,391)
Interest expense and finance cost, net	(58,555)	(5,031)	(17,671)	—	(81,257)
Gain on bond extinguishment	15,956	—	—	—	15,956
Other income/(expense), net	57	11,791	(6,558)	—	5,290

(Loss)/income before equity in net earnings of affiliated companies	(49,015)	(37,908)	17,466	—	(69,457)

(Loss)/income from subsidiaries	(26,557)	10,114	—	16,443	—
Equity in net earnings/(loss) of affiliated companies	14,188	2,459	(1,006)	—	15,641

(Loss)/income before taxes	(61,384)	(25,335)	16,460	16,443	(53,816)

Income tax (expense)/benefit	—	(214)	(1,623)	—	(1,837)

Net (loss)/income	(61,384)	(25,549)	14,837	16,443	(55,653)

Less: Net income attributable to the noncontrolling interest	—	—	(5,731)	—	(5,731)

Net (loss)/income attributable to Navios Holdings common stockholders	$(61,384)	$(25,549)	$9,106	$16,443	$(61,384)

Other Comprehensive income/( loss)
Unrealized holding gain/(loss) on investments in available-for-sale securities	$100	$100	$—	$(100)	$100
Reclassification to earnings	345	345	—	(345)	345

Total other comprehensive income/(loss)	$445	$445	$—	$(445)	$445

Total comprehensive (loss)/income	$(60,939)	$(25,104)	$14,837	$15,998	$(55,208)

Comprehensive income attributable to noncontrolling interest	—	—	(5,731)	—	(5,731)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$(60,939)	$(25,104)	$9,106	$15,998	$(60,939)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of September 30, 2017	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$3,590	$42,564	$68,044	$—	$114,198
Restricted cash	—	5,040	—	—	5,040
Accounts receivable, net	—	32,751	20,844	—	53,595
Intercompany receivables	—	253,621	71,801	(325,422)	—
Due from affiliate companies	1,923	—	—	(258)	1,665
Prepaid expenses and other current assets	—	44,028	14,339	—	58,367

Total current assets	5,513	378,004	175,028	(325,680)	232,865

Deposits for vessel acquisitions	—	—	29,271	—	29,271
Vessels, port terminals and other fixed assets, net	—	1,331,168	532,505	—	1,863,673
Investments in subsidiaries	1,644,083	294,294	—	(1,938,377)	—
Other long-term assets	—	18,461	19,453	—	37,914
Loan receivable from affiliate companies	—	29,405	—	—	29,405
Investment in affiliates	160,614	11,283	13,651	—	185,548
Goodwill and other intangibles	81,829	35,091	165,011	—	281,931

Total non-current assets	1,886,526	1,719,702	759,891	(1,938,377)	2,427,742

Total assets	$1,892,039	$2,097,706	$934,919	$(2,264,057)	$2,660,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,024	$51,790	$20,849	$—	$74,663
Accrued expenses and other liabilities	13,535	52,025	24,344	—	89,904
Deferred income and cash received in advance	—	7,471	3,931	—	11,402
Due to affiliate companies	—	19,437	12	(258)	19,191
Intercompany payables	325,422	—	—	(325,422)	—
Current portion of long-term debt	—	23,305	9,875	—	33,180

Total current liabilities	340,981	154,028	59,011	(325,680)	228,340

Senior and ship mortgage notes, net of discount	930,501	—	368,978	—	1,299,479
Long-term debt, net of current portion	—	196,558	60,128	—	256,686
Other long-term liabilities and deferred income	—	42,531	1,515	—	44,046
Loan payable to affiliate company	53,870	—	—	—	53,870
Long term payable to affiliate companies	—	74,483	—	—	74,483
Deferred tax liability	—	—	10,568	—	10,568

Total non-current liabilities	984,371	313,572	441,189	—	1,739,132

Total liabilities	1,325,352	467,600	500,200	(325,680)	1,967,472

Noncontrolling interest	—	—	126,448	—	126,448

Total Navios Holdings stockholders’ equity	566,687	1,630,106	308,271	(1,938,377)	566,687

Total liabilities and stockholders’ equity	$1,892,039	$2,097,706	$934,919	$(2,264,057)	$2,660,607

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$15,875	$54,935	$65,182	$—	$135,992
Restricted cash	—	2,486	2,900	—	5,386
Accounts receivable, net	—	32,916	32,913	—	65,829
Intercompany receivables	—	117,596	74,218	(191,814)	—
Due from affiliate companies	2,362	6,186	—	—	8,548
Prepaid expenses and other current assets	—	39,778	17,607	—	57,385

Total current assets	18,237	253,897	192,820	(191,814)	273,140

Deposits for vessels, port terminals and other fixed assets	—	—	136,891	—	136,891
Vessels, port terminals and other fixed assets, net	—	1,411,612	409,489	—	1,821,101
Investments in subsidiaries	1,641,863	292,209	—	(1,934,072)	—
Other long-term assets	—	17,877	22,551	—	40,428
Loan receivable from affiliate companies	—	23,008	—	—	23,008
Other long-term receivable from affiliate companies	—	11,105	—	—	11,105
Investments in affiliates	137,218	11,978	10,875	—	160,071
Goodwill and other intangibles	83,933	35,571	167,647	—	287,151

Total non-current assets	1,863,014	1,803,360	747,453	(1,934,072)	2,479,755

Total assets	$1,881,251	$2,057,257	$940,273	$(2,125,886)	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$892	$54,731	$29,915	$—	$85,538
Accrued expenses and other liabilities	32,025	43,823	15,901	—	91,749
Deferred income and cash received in advance	—	4,666	4,517	—	9,183
Intercompany payables	191,814	—	—	(191,814)	—
Due to affiliate companies	—	32,847	—	—	32,847
Current portion of capital lease obligations	—	—	2,639	—	2,639
Current portion of long-term debt	—	23,476	6,351	—	29,827

Total current liabilities	224,731	159,543	59,323	(191,814)	251,783

Long-term debt, net of current portion	928,357	221,437	421,598	—	1,571,392
Capital lease obligations, net of current portion	—	—	14,978	—	14,978
Other long-term liabilities and deferred income	—	41,857	1,531	—	43,388
Loan payable to affiliate company	49,876	—	—		49,876
Long-term payable to affiliate company	—	6,399	—	—	6,399
Deferred tax liability	—	—	11,526	—	11,526

Total non-current liabilities	978,233	269,693	449,633	—	1,697,559

Total liabilities	1,202,964	429,236	508,956	(191,814)	1,949,342

Noncontrolling interest	—	—	125,266	—	125,266

Total Navios Holdings stockholders’ equity	678,287	1,628,021	306,051	(1,934,072)	678,287

Total liabilities and stockholders’ equity	$1,881,251	$2,057,257	$940,273	$(2,125,886)	$2,752,895

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2017	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(44,478)	$39,779	$41,113	$—	$36,414

Cash flows from investing activities
Acquisition of investments in affiliates	(5,000)	—	(2,638)	—	(7,638)
Deposits for vessel acquisitions	—	—	(28,865)	—	(28,865)
Loan to affiliate company	—	(4,461)	—	—	(4,461)
Lease investment	—	—	200	—	200
Proceed from sale of asset	—	11,828	—	—	11,828
Purchase of property, equipment and other fixed assets	—	(261)	(7,439)	—	(7,700)
Dividend received from affiliate	3,649	—	—	—	3,649

Net cash (used in)/provided by investing activities	(1,351)	7,106	(38,742)	—	(32,987)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	34,029	(36,667)	2,638	—	—
Proceeds from transfer of rights to affiliate company	—	4,050	—	—	4,050
Tender offer – Redemption of preferred stock – costs	(485)	—	—	—	(485)
Repayment of long-term debt and payment of principal	—	(39,240)	(4,375)	—	(43,615)
Proceeds from long-term loans, net of deferred finance fees	—	15,093	14,601	—	29,694
Payments of obligations under capital leases	—	—	(12,374)	—	(12,374)

Increase in restricted cash	—	(2,491)	—	—	(2,491)

Net cash provided by/(used in) financing activities	33,544	(59,255)	490	—	(25,221)

(Decrease)/ increase in cash and cash equivalents	(12,285)	(12,370)	2,861	—	(21,794)

Cash and cash equivalents, at beginning of period	15,875	54,935	65,182	—	135,992

Cash and cash equivalents, at end of period	$3,590	$42,565	$68,043	$—	$114,198

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2016	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(65,742)	$77,837	$30,182	$—	$42,277
Cash flows from investing activities
Acquisition of vessels	—	(60,115)	—	—	(60,115)
Deposits for vessel acquisitions	—	—	(66,421)	—	(66,421)
Loan to affiliate company	—	(4,275)	—	—	(4,275)
Purchase of property, equipment and other fixed assets	—	(202)	(3,699)	—	(3,901)
Disposal of available-for-sale securities	—	5,303	—	—	5,303

Net cash used in investing activities	—	(59,289)	(70,120)	—	(129,409)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	38,420	(38,420)	—	—	—
Repayment of long-term debt and payment of principal	—	(22,418)	(643)	—	(23,061)
Repurchase of senior notes	(15,703)	—	—	—	(15,703)
Proceeds from long-term loans, net of deferred finance fees	—	39,128	28,871	—	67,999
Proceeds from loan payable to affiliate company, net of deferred finance fees	48,438	—	—	—	48,438
Dividends paid	(3,681)	—	—	—	(3,681)
Acquisition of treasury stock	(819)	—	—	—	(819)
Payments of obligations under capital leases	—	—	(2,510)	—	(2,510)
Decrease in restricted cash	—	11,612	—	—	11,612

Net cash provided by/(used in) financing activities	66,655	(10,098)	25,718	—	82,275

Increase/(decrease) in cash and cash equivalents	913	8,450	(14,220)	—	(4,857)
Cash and cash equivalents, at beginning of period	34,152	47,753	81,507	—	163,412

Cash and cash equivalents, at end of period	$35,065	$56,203	$67,287	$—	$158,555

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 15: SUBSEQUENT EVENT

a)	On November 1, 2017, Navios Holdings agreed to extend $18,254 outstanding balance under one of its secured credit facilities originally due by September 2018 for three years, to September 2021.

b)	On November 3, 2017, Navios Logistics completed the issuance of a new $100,000 Term Loan B facility (the “Term Loan B”). The Term Loan B bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Logistics, as well as by assignments of certain receivables. Navios Logistics intends to use the net proceeds of the Term Loan B: (i) to finance a cash dividend of a $70,000 of which Navios Holdings would receive $44,700, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B.

c)	On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016 with a payment of $55,132. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: November 3, 2017